Filed Pursuant to Rule 424(b)(2)
File No. 333-160421

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JULY 14, 2009

3,500,000 Shares

hhgregg, Inc.

Common Stock

We are selling 3,500,000 shares of common stock.

Our common stock is listed on the New York Stock Exchange under the symbol “HGG”. The closing price of our common stock on the New York Stock Exchange on July 20, 2009 was $17.06 per share.

The underwriters have an option to purchase a maximum of 525,000 additional shares of common stock to cover the over-allotment of shares.

Concurrently with this offering, investment funds associated with Freeman Spogli & Co. that are existing stockholders have agreed to purchase 1,000,000 shares of our common stock at a purchase price per share equal to the price per share paid by the public in this offering in a transaction exempt from registration under the Securities Act of 1933, as amended.

Investing in our common stock involves risk. See “Risk Factors” beginning on page S-11 of this prospectus supplement.

	Price to Public	Underwriting Discounts and Commissions	Proceeds before expenses to hhgregg, Inc.
Per Share	$16.50	$0.9488	$15.5512
Total	$57,750,000	$3,320,800	$54,429,200

Delivery of the shares of common stock will be made on or about July 24, 2009.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Barclays Capital

Wells Fargo Securities

The date of this prospectus supplement is July 20, 2009.

appliances

digital center
FINE LINES
hhgregg

hhgregg

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We and the underwriters have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The information in this prospectus supplement, the accompanying prospectus, any free writing prospectus and the documents incorporated by reference herein and therein is accurate only as of their respective dates.

i

ABOUT THIS PROSPECTUS

This document is in two parts. The first part, which is this prospectus supplement, describes the specific terms of this offering and other matters relating to us and our common stock. The second part, which is the accompanying prospectus, gives more general information about securities we may offer from time to time, some of which may not apply to the common stock offered by this prospectus supplement. Generally when we refer to the “prospectus,” we are referring to both parts combined. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference therein, on the other hand, you should rely on the information contained in this prospectus supplement.

We and the underwriters have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy our securities, nor do this prospectus supplement and the accompanying prospectus constitute an offer to sell or the solicitation of an offer to buy our securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus supplement and the accompanying prospectus is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus supplement and any accompanying prospectus is delivered or the common stock offered hereby is sold on a later date.

Information that we file with the Securities and Exchange Commission, or the SEC, subsequent to the date on the cover of this prospectus supplement will automatically update and supersede the information contained in this prospectus supplement and the accompanying prospectus. We incorporate by reference the documents listed in the “Incorporation of Certain Documents By Reference” section included elsewhere herein and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, other than any portions of the respective filings that were furnished under applicable SEC rules, until we issue all of the common stock offered pursuant to this prospectus supplement and the accompanying prospectus.

ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights material information contained elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in the prospectus but does not contain all of the information you need to consider in making your decision to invest in our common stock. This summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein. You should read carefully this entire prospectus supplement and the accompanying prospectus and should consider, among other things, the matters set forth in the section entitled “Risk Factors” before deciding to invest in our common stock. Unless otherwise indicated, “Issuer” refers solely to hhgregg, Inc., “Gregg Appliances” refers solely to Gregg Appliances, Inc. and “we,” “us” and “our” refer to hhgregg, Inc. and its subsidiaries, including Gregg Appliances. All references to our fiscal year refer to our fiscal year ended March 31 for each respective year. We present EBITDA and Adjusted EBITDA to help us describe our operating and financial performance. EBITDA and Adjusted EBITDA are non-GAAP financial measures commonly used in our industry and should not be construed as an alternative to net income, cash flows from operating activities and other income or cash flow statement data (as determined in accordance with generally accepted accounting principles in the United States, or GAAP), as a better indicator of operating performance or as a measure of liquidity. EBITDA and Adjusted EBITDA as defined by us may not be comparable to similar non-GAAP measures presented by other issuers. Please refer to notes 4 and 5 to Summary Historical Consolidated Financial and Other Data for a reconciliation of our net income to, and the limitations of, EBITDA and Adjusted EBITDA and a more thorough discussion of our use of EBITDA and Adjusted EBITDA in this prospectus supplement.

Our Company

We are a leading specialty retailer of consumer electronics, home appliances, and related products and services operating under the name hhgregg™. We offer one of the most comprehensive brand and model selections of digital televisions and appliances, which we sell at competitive prices. We differentiate ourselves from our competitors by providing our customers with a superior consultative and educational purchase experience. We also distinguish ourselves by offering same-day delivery on many of our products. Our superior customer purchase experience has enabled us to successfully compete against the other leading video and appliance retailers over the course of our 54-year history. As of July 15, 2009, we operated 113 stores in Alabama, Florida, Georgia, Indiana, Kentucky, North Carolina, Ohio, South Carolina and Tennessee.

In July 2009, we announced our intention to open between 20 and 22 new stores during fiscal year 2010 and to accelerate our growth strategy by opening between 40 and 45 new stores during fiscal year 2011. These store openings will include the launch of multiple stores in the Tampa, Florida; Richmond, Virginia; and Memphis, Tennessee markets in fiscal year 2010 and the opening of new stores in large and mid-sized metropolitan markets in the Mid-Atlantic region in fiscal year 2011.

We design our stores to be visually appealing to our customers and to highlight our premium selection of consumer electronics and appliances. We utilize flat panel television display walls, appliance displays and digital product centers to showcase our broad selection of products with advanced features and functionality. We carry over 100 models of flat panel televisions and 350 models of appliances. Our stores average 30,000 square feet and are located in power centers or freestanding locations in high traffic areas, as close as feasible to our major competitors. We believe locating our stores near our competition highlights the relative attractiveness of our customer purchase experience. We drive store traffic and enhance our brand recognition through year-round television advertising, weekly newspaper inserts, direct mail, e-mail and web promotions.

We have a proven track record of growth and profitability led by a seasoned management team. Over the last four fiscal years, we have added 52 stores, resulting in a compound annual growth rate of 17.4%. We have grown our net sales, Adjusted EBITDA (a non-GAAP financial measure) and earnings per diluted share at a compound annual rate of 14.8%, 22.5% and 21.2%, respectively, over the last four fiscal years while strategically investing in infrastructure to support further expansion. For the fiscal year ended March 31, 2009, we generated net sales of $1.4 billion and Adjusted EBITDA of $86.2 million.

Competitive Strengths

We believe the following strengths contribute significantly to our success and position us for accelerated growth:

Superior customer purchase experience. We provide a superior purchase experience to our customers through our in-store experience, high level of customer service, and delivery and installation capabilities, which we believe drives customer loyalty, referrals and repeat business. We educate our customers on the advanced features and benefits of the products we offer through our extensively trained, commissioned sales force. Over 95% of our sales associates are full-time employees, supporting our goal of hiring individuals who are career oriented and motivated. We believe that when fully informed, customers frequently purchase higher-end, feature-rich products. Our ability to drive sales of more advanced video and appliance products has made us an important partner for our vendors to present their state-of-the-art offerings and enables us to be among the first to introduce new products and technologies in our stores. This further enhances our brand image and customer experience.

We also provide a superior customer experience with respect to our delivery and installation services. We offer same-day delivery for many of our products and a convenient 40-minute customer call-ahead notification for deliveries. We also provide quality in-home installation services. These services enhance our ability to sell large, more feature-rich products. Our strategically located network of 12 central and regional distribution centers provides a local supply of inventory that supports our same-day delivery strategy.

Balanced mix of premium video products and appliances. We offer one of the most extensive selections of premium video products and appliances. Our appliance business has provided us with financial stability and consistent cash flow while our television and video products have contributed significantly to our growth in sales and profitability. Our cash flow tends to be less seasonal and more stable over the long term as a result of our balanced merchandise mix of video products and appliances. In addition, the combination of large screen televisions and appliances, each of which frequently requires home delivery and installation, provides us with efficiencies in home delivery and installation.

Proven ability to successfully penetrate new markets. We have a proven track record of expanding our highly portable store concept into new markets. Since 1998, we have successfully opened or acquired stores in ten new metropolitan markets, adding 92 stores, most recently in the Orlando, Florida and Jacksonville, Florida markets. We typically enter a market with a scaled presence to achieve leverage on our advertising spending, regional management and delivery and distribution infrastructure. Within a short time period, usually not exceeding 18 months, we grow our store count in the new market to optimize leverage of our fixed costs and maximize our market share. This strategy allows us to capture strong market share in each of our markets.

Compelling store economics. We closely adhere to our prototype store format when opening new stores, which helps simplify our operations and ensures consistent execution. Our stores typically generate positive cash flow within three months of opening and provide a cash payback in less than three years. Compelling store economics, combined with efficient inventory management, generate significant free cash flow to internally fund a portion of our growth. During the last two fiscal years, our stores averaged net sales of $14.6 million and contributed to an average 5.2% operating earnings margin. During this same period, our new stores required average net capital expenditures of $0.7 million and average initial net-owned inventory investments of $1.0 million.

Experienced management team. Our executive management team has an average of over 15 years of experience with us and 26 years of overall experience. Under our management team’s direction, we have grown our store base at a compound annual growth rate of 17.9% since fiscal year 1998 and successfully entered ten new metropolitan markets.

Key Growth Initiatives

We believe the following are key elements to our growth strategy:

Open stores in new and existing markets. We believe our proven business model and compelling store economics will allow us to continue to expand into new markets while continuing to build out our store base in existing markets. During fiscal year 2009, we added 19 new stores, 15 of which were in new markets.

During the past year, competitive dynamics within the consumer electronics industry and the real estate landscape changed considerably, with a major competitor exiting the market and substantial real estate availability in both new and existing markets. These changes have created significant opportunities for us to expand at growth rates greater than previously projected. We plan to open approximately 20 to 22 new stores in fiscal year 2010 which includes entering the Tampa, Florida; Richmond, Virginia; and Memphis, Tennessee markets and adding locations in existing markets. We have executed leases for nearly all of the new stores expected to be opened during fiscal year 2010. In addition, we intend to accelerate our growth by opening between 40 and 45 new stores during fiscal year 2011, with the majority of these new stores located in the Mid-Atlantic region, including the Philadelphia, Baltimore and Washington, D.C. metropolitan markets. We have begun to identify sites for store openings in fiscal year 2011 with 18 locations approved thus far. We believe, based upon our new-store site selection criteria as well as changes in the competitive landscape, that there are substantial opportunities to add stores in new and existing markets with a long-term potential for more than 600 hhgregg stores in the United States.

Continue to enhance infrastructure to support our accelerated growth. We believe that we have made the necessary investments in our infrastructure to support our accelerated growth, and we have developed a detailed plan for the distribution, systems and personnel required to support our entry into the Mid-Atlantic region. We believe our disciplined approach and focus on supply chain excellence will allow us to continue to execute successfully in new and existing markets. We have deepened our management team during the past several years to support and oversee our growth and have increased the number of recruits in our managers-in-training program to provide us with a robust pipeline of future store and regional managers. We are highly focused on hiring well-qualified associates in new markets who we believe will be successful at educating our customers about the feature-rich nature of the products we sell. During the past 12 months, we successfully opened one central distribution center and one regional distribution center to support the stores we opened in the Southeast region. We plan to open an additional central distribution center and a regional distribution center in fiscal year 2011 to support our Mid-Atlantic store growth. Our ability to sell a balanced mix of premium products has also made us an important strategic partner for our vendors, who we believe are supportive of our accelerated store growth plans.

Drive operating and working capital efficiencies. We intend to further enhance returns on investment as we grow our store base by leveraging our increased size, operating efficiencies and financial position. As we penetrate new metropolitan markets, we expect to increase our purchase volumes, achieve distribution efficiencies and strengthen our relationships with our key vendors. We also expect our increased store base and higher net sales to further leverage our existing corporate and regional infrastructure and to enable us to negotiate more favorable lease terms for our stores. We focus on leveraging our semi-fixed expenditures in advertising, distribution and regional management through driving sales growth and closely managing our inventory and working capital. Over the past three fiscal years, our inventory has averaged 7.0 turns per year, and working capital has averaged 2.4%, expressed as a percentage of net sales. These factors, combined with our strong store-level profitability, have contributed to the generation of significant free cash flow which has enabled us to de-leverage our balance sheet and internally fund our store growth over the past three fiscal years.

Selectively introduce complementary merchandise. We plan to exploit growing niches in the consumer electronics and appliance categories while strategically introducing higher margin merchandise and traffic-driving products. Additionally, we intend to bolster our market position in portable personal electronics categories while evaluating the addition of new merchandise categories. For example, we have placed greater emphasis on our notebook computer business to drive customer traffic and take advantage of growing customer demand for these products. Due to this focused strategy, we experienced double digit comparable stores sales growth in the notebook computer category in fiscal year 2009.

Risks Facing our Company

Our business is subject to numerous risks that are described more fully in the section entitled “Risk Factors” immediately following this prospectus summary.

Our accelerated growth strategy depends in part on our ability to open and profitably operate new stores in existing and new geographic markets, including new markets in which our competitors may already have a strong customer base. If we fail to successfully manage the challenges our planned growth poses, fail to maintain our financial and internal controls and systems or encounter unexpected difficulties during our expansion, our net sales and profitability could be materially adversely affected. New stores that we open may not be profitable or may take longer than anticipated to open or to reach desired levels of profitability due to, among other things, the current economic recession. In addition, as we enter new markets, we will need to gain sufficient market penetration in order to efficiently leverage our distribution network and advertising expenditures. Furthermore, the addition of new stores in existing markets may adversely affect the performance of nearby stores. As part of this growth strategy, we will need to identify and acquire suitable store sites, negotiate acceptable leases for these sites, and obtain government approvals, licenses and permits in a timely manner. Collectively, these circumstances could lower our profit, operating income and profit margins.

Competition from national and regional consumer electronics and appliance retailers is the principal challenge we face. The consumer electronics and appliance industry is highly competitive and concentrated among a group of major retailers. Our stores compete against other consumer electronics retailers, specialty home office retailers, mass merchants, home improvement superstores and a number of direct-to-customer alternatives. Our stores also compete against independent dealers, regional chain discount stores, wholesale clubs and other specialty single- and multi-unit retail stores. Mass merchants continue to increase their offerings of consumer electronics products, primarily those that are less complex to sell, deliver and install. Similarly, large home improvement retailers have expanded their assortment of appliances.

We face additional challenges that may impact our growth strategy and our ability to compete with national and regional consumer electronics and appliance retailers. In general, our sales depend on discretionary spending by our customers. Within the last year, rising unemployment, reduced consumer confidence and reduced access to credit have combined to lead to sharply reduced consumer spending. Continued deterioration of financial markets or a worsening or prolonged economic downturn could result in additional declines in sales and impair our growth. In addition, we depend to a significant degree on relationships with key suppliers for the success of our business and our growth strategy. Any disruption in our relationships with, or in the operations of, any of our key suppliers could cause our net sales and profitability to decline. You should consider carefully the information set forth in the section entitled “Risk Factors” beginning on page S-11 of this prospectus supplement and all other information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus before investing in our common stock.

Recent Developments

Although consolidated financial statements are not yet available for the three months ended June 30, 2009, the information below summarizes certain of our preliminary financial results as of and for the three months ended June 30, 2009.

Estimated First Quarter Results. For the fiscal quarter ended June 30, 2009, we estimate net sales to be $284.4 million compared to $295.4 million for the quarter ended June 30, 2008. This estimated 3.7% decrease in net sales was driven primarily by an estimated 14.7% comparable store sales decrease partially offset by the opening of 15 stores since the fiscal quarter ended June 30, 2008. The estimated comparable store sales decrease was driven by a 17.5% decrease in the appliance category, a 17.0% decrease in the video category, and an increase of 1.4% in the other category.

We expect our earnings per diluted share for the quarter ended June 30, 2009 to be approximately $0.03 to $0.04 compared to $0.06 for the quarter ended June 30, 2008. We expect our Adjusted EBITDA for the quarter ended June 30, 2009 to be approximately $6.8 million to $7.7 million compared to $9.2 million for the quarter ended June 30, 2008. This expected decrease in earnings per diluted share and Adjusted EBITDA compared to the comparable prior year period is primarily the result of the estimated decrease in net sales as mentioned above and an expected decrease in gross profit margin, partially offset by a reduction in net advertising expense and other operating costs.

Accelerated Growth Strategy. We plan to open approximately 20 to 22 new stores in fiscal year 2010 and between 40 and 45 new stores during fiscal year 2011. In connection with these expansion plans, we also intend to open a central distribution center and a regional distribution center to service the Mid-Atlantic region in early fiscal year 2011. Capital expenditures, net of sale and leaseback proceeds, are expected to range between $45 million and $50 million for fiscal year 2010, up from previous expectations of $30 million to $35 million. This increase primarily reflects the incremental capital expenditures expected to be incurred in late fiscal year 2010 for the increased number of store openings expected in early fiscal year 2011.

In connection with this offering, we have entered into commitments with lenders to increase our borrowing availability under our revolving credit facility from $100 million to $125 million.

Concurrently with this offering, investment funds associated with Freeman Spogli & Co. that are existing stockholders have agreed to purchase 1,000,000 shares of our common stock at a purchase price per share equal to the price per share paid by the public in this offering in a transaction exempt from registration under the Securities Act of 1933, as amended, or the Securities Act.

This financial and operating data is subject to revision based on the completion of the accounting and financial reporting processes necessary to finalize our financial statements for the three months ended June 30, 2009. This information should be read in conjunction with the financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for prior periods included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2009 incorporated by reference herein.

We are a Delaware corporation and the address of our principal executive offices is 4151 East 96th Street, Indianapolis, Indiana 46240. Our telephone number is 317-848-8710 and our website is www.hhgregg.com. Please note that any references to www.hhgregg.com in the registration statement, this prospectus supplement or the accompanying prospectus are inactive textual references only and that the information contained in hhgregg’s website is neither incorporated by reference into this prospectus supplement or the accompanying prospectus nor intended to be used in connection with this offering.

The Offering

Common stock offered by us	3,500,000 shares

Common stock to be outstanding after this offering and the private placement	37,663,870 shares (38,188,870 if the underwriters exercise the over-allotment option in full)

Underwriter’s over-allotment option	We have granted the underwriters a 30-day option to purchase a maximum of 525,000 additional shares to cover over-allotments.

NYSE symbol	HGG

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $53.5 million ($61.7 million if the underwriters’ over-allotment option is exercised in full), after deducting the underwriting discount and estimated expenses payable by us. We plan to use the net proceeds from this offering and the private placement, described below, for general corporate purposes, including to fund our new store growth. See “Use of Proceeds” included elsewhere herein.

The number of shares of common stock to be outstanding after this offering and the private placement described below is based on 33,163,870 shares outstanding as of July 1, 2009. This number does not include, as of July 1, 2009:

•	4,786,401 shares of common stock subject to options outstanding, at a weighted average exercise price of $9.32 per share; and

•	1,245,333 shares of common stock reserved for future grant or issuance under our equity incentive plan.

The number of shares of common stock to be outstanding after this offering also assumes that the underwriters’ over-allotment option is not exercised.

Private Placement

Concurrently with this offering, investment funds associated with Freeman Spogli & Co. which currently beneficially own, in the aggregate, approximately 37.6% of our outstanding common stock have agreed to purchase from us an aggregate of 1,000,000 shares of our common stock at a purchase price per share equal to the price per share paid by the public in this offering. We refer to this transaction throughout this prospectus supplement as the private placement. The private placement is being made pursuant to a transaction exempt from registration under the Securities Act and is contingent upon the completion of this offering. After completion of the private placement, investment funds associated with Freeman Spogli & Co. would beneficially own, in the aggregate, approximately 35.8% of our outstanding common stock.

Summary Historical Consolidated Financial and Other Data

The following table sets forth our summary historical consolidated financial and other data as of the dates and for the periods indicated. The historical consolidated statements of income data for the fiscal years ended March 31, 2007, 2008 and 2009 and the balance sheet data as of March 31, 2008 and 2009 are derived from, and are qualified in their entirety by, the historical audited consolidated financial statements of hhgregg, Inc. included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2009 filed with the SEC on June 2, 2009. The balance sheet data as of March 31, 2007 is derived from the historical audited consolidated financial statements of hhgregg, Inc. included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2008 filed with the SEC on June 3, 2008, which is not incorporated by reference into this prospectus supplement. You should read the following summary financial data together with our historical consolidated financial statements, the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are set forth in our Annual Report on Form 10-K for the fiscal year ended March 31, 2009. In the following tables (including footnotes thereto), dollars are in thousands, except per store data, per share data and as otherwise indicated.

	Fiscal Year Ended March 31,
	2007	2008	2009
Statement of Income Data:
Net sales	$1,059,428	$1,256,666	$1,396,678
Cost of goods sold	730,696	867,733	961,570

Gross profit	328,732	388,933	435,108
Selling, general and administrative expenses	217,257	254,486	286,655
Net advertising expense	43,996	53,525	62,224
Depreciation and amortization expense	11,663	12,605	15,984
Asset impairment charges	1,997	—	602

Income from operations	53,819	68,317	69,643
Other expense (income):
Interest expense	17,464	10,706	7,103
Interest income	(243)	(88)	(15)
Loss related to early extinguishment of debt	1,403	21,930	—
Total other expense	18,624	32,548	7,088

Income before income taxes	35,195	35,769	62,555
Income tax expense	13,837	14,363	26,058

Net income	$21,358	$21,406	$36,497

	Fiscal Year Ended March 31,
	2007	2008	2009
Per Share Data:
Net income per share:
Basic(1)	$0.75	$0.69	$1.13
Diluted(2)	$0.73	$0.67	$1.10
Diluted, as adjusted(3)	$0.76	$1.07	$1.10
Weighted average shares outstanding—Basic	28,496,728	31,130,680	32,391,392
Weighted average shares outstanding—Diluted	29,400,378	32,188,984	33,063,511

Other Data:
EBITDA(4)	$64,079	$58,992	$85,627
Adjusted EBITDA(5)	$67,479	$80,922	$86,229
Capital expenditures, net(6)	$12,409	$34,915	$21,117

	Fiscal Year Ended March 31,
	2007		2008		2009

Store Data:
Number of stores, end of period	77		91		110
Total store square footage (in thousands)	2,651		3,127		3,698
Net sales per store (in thousands)(7)	$13,338		$14,139		$13,029
Net sales per square foot(8)	420		444		406
Comparable store sales(9)	5.5%		4.8%		(8.3%)
Inventory turnover(10)	6.9	x	7.0	x	7.0	x

	As of March 31,
	2007		2008		2009
Balance Sheet Data:
Cash and cash equivalents	$1,498		$1,869		$21,496
Total assets	290,525		329,919		350,375
Total debt	134,459		92,608		92,608
Stockholders’ equity	16,293		81,674		125,153

(1)	Basic net income per share is calculated by dividing net income by the weighted-average number of common shares outstanding.
(2)	Diluted net income per share is calculated by dividing net income by the weighted-average number of common shares outstanding adjusted by the number of additional shares that would have been outstanding had the potentially dilutive common shares from outstanding options and stock appreciation rights been issued.
(3)	Net income per diluted share, as adjusted, excludes the net loss on early extinguishment of debt as we believe that these transactions do not reflect our core business and adjusted net income and net income per diluted share, as adjusted, provide better year over year comparisons. We also believe that net income per diluted share, as adjusted, will be used by analysts, investors and other interested parties in the evaluation of us compared to other companies in our industry. Net income per diluted share, as adjusted, is not a measure of performance under GAAP and should not be considered as a substitute for net income prepared in accordance with GAAP. Net income per diluted share, as adjusted, has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. We compensate for these limitations by relying primarily on our GAAP results and using net income per diluted share, as adjusted, only as a supplement.

The following table reconciles net income per share and net income per diluted share, as adjusted:

	Fiscal Year Ended March 31,
	2007	2008	2009
Net income, as reported	$21,358	$21,406	$36,497
Transactional adjustments
Loss related to early extinguishment of debt	1,403	21,930	—
Tax impact of effect of early extinguishment of debt(a)	(561)	(8,772)	—

Net income, as adjusted	22,200	34,564	36,497
Weighted average shares outstanding-diluted	29,400,378	32,188,984	33,063,511
Net income per diluted share	$0.73	$0.67	$1.10
Net income per diluted share, as adjusted	$0.76	$1.07	$1.10

(a)	Computed using a blended statutory rate of 40%

(4)	EBITDA represents net income before income tax expense, interest income, interest expense, depreciation and amortization. We have presented EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by analysts, investors and other interested parties in the evaluation of companies in our industry. Management uses EBITDA as a measurement tool for evaluating our actual operating performance compared to budget and prior periods. Other companies in our industry may calculate EBITDA differently than we do. EBITDA is not a measure of performance under GAAP and should not be considered as a substitute for net income prepared in accordance with GAAP. EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	EBITDA does not reflect interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	EBITDA does not reflect tax expense or the cash requirements necessary to pay for tax obligations; and

•

Although depreciation and amortization are non-cash charges, the asset being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements.

We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only as a supplement.

(5)	Adjusted EBITDA is defined as EBITDA without giving effect to loss related to early extinguishment of debt which represents the difference between the purchase price and the carrying value of our senior notes, as well as the associated write-off of debt issuance costs. Additionally, Adjusted EBITDA includes loss related to debt issuance cost for the pro-rata share of debt issuance cost associated with the early pay down of debt; and non-cash fair market value adjustments to the carrying value of long-lived assets in service where the estimated future cash flows are less than the carrying amount of the assets. We have presented Adjusted EBITDA because we believe that the exclusion of these non-recurring items is necessary to provide the most accurate measure of our core operating results and as a means to evaluate period-to-period results. We have provided this information to analysts, investors and other third parties to enable them to perform more meaningful comparisons of past, present, and future operating results and as a means to evaluate the results of our on-going operations. Management uses Adjusted EBITDA to determine payment levels on our executives’ incentive compensation plan as well as our compliance with certain covenants under our credit agreement that are calculated based on similar measures. Other companies in our industry may calculate Adjusted EBITDA differently than we do. Adjusted EBITDA is not a measure of performance under GAAP and should not be considered as a substitute for net income prepared in accordance with GAAP. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	Adjusted EBITDA does not reflect tax expense or the cash requirements necessary to pay for tax obligations; and

•

Although depreciation and amortization are non-cash charges, the asset being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements.

We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only as a supplement.

The following table contains a reconciliation of our net income determined in accordance with GAAP to EBITDA and Adjusted EBITDA:

	Fiscal Year Ended March 31,
	2007	2008	2009
Net income	$21,358	$21,406	$36,497
Income tax expense	13,837	14,363	26,058
Interest income	(243)	(88)	(15)
Interest expense	17,464	10,706	7,103
Depreciation and amortization	11,663	12,605	15,984

EBITDA	64,079	58,992	85,627
Loss related to early extinguishment of debt(a)	1,403	21,930	—
Asset impairments	1,997	—	602

Adjusted EBITDA	$67,479	$80,922	$86,229

(a)	Represents the loss related to the early extinguishment of debt. These adjustments represent the difference between the purchase price and the carrying value of our senior notes, as well as the associated write-off of debt issuance costs.

(6)	Net capital expenditures represent capital expenditures less proceeds from sale and leaseback transactions, expressed as a percentage of sales.
(7)	Net sales per store is calculated by dividing net sales for the trailing 12-month period, for stores open the entire period by the number of stores open the entire period.
(8)	Net sales per square foot is calculated by dividing net sales for the trailing 12-month period, for stores open the entire period by the total square feet for those stores.
(9)	Comprised of net sales at stores operating for at least 14 full months, including remodeled and relocated locations and our website.
(10)	Inventory turnover for the specified period is calculated by dividing our cost of goods sold for the trailing 12-month period by the average of the beginning and ending inventory for that period.

RISK FACTORS

We believe the following risk factors also should be considered prior to purchasing any of the common stock offered for sale pursuant to this prospectus supplement. There may be additional risks that are not presently material or known. If any of the events described below occur, our business, financial condition, results of operations, liquidity or access to the capital markets could be materially adversely affected. The following risks could cause our actual results to differ materially from our historical experience and from any estimates or expectations set forth in forward-looking statements made in or incorporated by reference into this prospectus supplement or the documents incorporated herein by reference.

Our accelerated growth strategy depends in part on our ability to open and profitably operate new stores in existing and new geographic markets. If we fail to successfully manage the challenges our planned growth poses, fail to maintain our financial and internal controls and systems or encounter unexpected difficulties during our expansion, our net sales and profitability could be materially adversely affected.

New stores that we open may not be profitable or may take longer than anticipated to open or to reach desired levels of profitability. Furthermore, the addition of new stores in existing markets may adversely affect the performance of nearby stores. Collectively, these circumstances could lower our profit, operating income and profit margins.

There are a number of factors that could affect our ability to open or acquire, as well as operate new stores at profit levels consistent with our existing stores, including:

•	the inability to identify and acquire suitable store sites and to negotiate acceptable leases for these sites;

•	competition in existing, adjacent and new markets;

•	the failure to open enough stores in new markets to achieve a sufficient market presence to compete successfully;

•	the unfamiliarity with local real estate markets and demographics in adjacent and new markets;

•	difficulties associated with the hiring, training and retention of additional sales personnel and store managers;

•	the inability to obtain government approvals, licenses and permits in a timely manner;

•	the failure to adequately supervise construction and manage development costs;

•	the inability to secure adequate landlord financing;

•	difficulties or delay in obtaining construction materials and labor; and

•	problems or delays in pre-opening store promotion and related publicity.

In addition, our accelerated growth plans will require management to expend significant time, effort and resources to ensure the continuing adequacy of our financial and other internal controls, operating procedures, information systems, product purchasing, inventory management, warehousing and distribution systems and employee training programs. We may not be able to effectively manage these increased demands or respond on a timely basis to the changing demands that our planned expansion will impose on our management, financial and other internal controls and information systems. If we fail to successfully manage the challenges our planned growth poses, fail to improve these systems and controls or encounter unexpected difficulties during our expansion, our net sales and profitability could be materially adversely affected.

We face significant competition, which could reduce our share of the market for home appliances and consumer electronics and our net sales. Competition could also cause us to increase expenditures, cause us to reduce our prices or margins and impact our comparable store sales.

The retail market for consumer electronics and major home appliances is intensely competitive. We currently compete against a diverse group of national retailers, including Best Buy, Sears, Lowe’s and Home Depot, locally-owned regional or independent specialty retail stores and mass merchandisers that sell many of the same or similar consumer electronics and major home appliances. There are few barriers to entry and as a result new competitors may enter our existing or new markets at any time.

We may not be able to compete successfully against existing and future competitors. Some of our competitors have financial resources that are substantially greater than ours and may be able to purchase inventory at lower prices. Our competitors may respond more quickly to new or emerging technologies and may have greater resources to devote to discounts, promotions and sales of products and services. They may also have financial resources that enable them to weather economic downturns better than us.

Our existing competitors or new entrants into our industry may use a number of different strategies to compete against us, including:

•	lower pricing;

•	more aggressive advertising and marketing;

•	enhanced product and service offerings;

•	extension of credit to customers on terms more favorable than we make available;

•	innovative store formats;

•	improved retail sales methods; and

•	expansion into markets where we currently operate.

Competition could adversely affect our growth plan, cause us to lose market share, net sales and customers, increase expenditures or reduce prices or margins, any of which could have a material adverse effect on our business and results of operations. In addition, competition could have an impact on our comparable store sales.

Our business is dependent on the general economic conditions in our markets.

In general, our sales depend on discretionary spending by our customers. Within the last year, rising unemployment, reduced consumer confidence and reduced access to credit have combined to lead to sharply reduced consumer spending. Consumer confidence and willingness to spend on discretionary items remains low and our sales and results of operations will continue to be adversely affected. Continued deterioration of financial markets or a worsening or prolonged economic downturn could result in additional declines in sales and impair our growth. General economic conditions and discretionary spending are beyond our control and are affected by, among other things:

•	consumer confidence in the economy;

•	unemployment trends;

•	consumer debt levels;

•	consumer credit availability;

•	the housing market;

•	gasoline and fuel prices;

•	interest rates and inflation;

•	slower rates of growth in real disposable personal income;

•	natural disasters;

•	national and international security concerns;

•	tax rates and tax policy; and

•	other matters that influence consumer confidence and spending.

Increasing volatility in financial markets may cause some of the above factors to change with an even greater degree of frequency and magnitude.

A disruption in our relationships with, or in the operations of, any of our key suppliers could cause our net sales and profitability to decline.

The success of our business and our growth strategy depends to a significant degree on our relationships with our suppliers. Our largest suppliers include Frigidaire, GE, LG, Mitsubishi, Panasonic, Samsung, Sharp, Sony, Toshiba and Whirlpool. We do not have long-term supply agreements or exclusive arrangements with our major suppliers. We typically order our inventory through the issuance of individual purchase orders to vendors. We have no contractual assurance of the continued supply of merchandise in the amount and assortment we currently offer our customers and we may be subject to rationing by suppliers. In addition, we rely heavily on a relatively small number of suppliers. Our top 10 and 20 suppliers represented 83.5% and 91.3%, respectively, of our purchases in fiscal year 2009. The loss of any one or more of our key suppliers or our failure to establish and maintain relationships with these and other suppliers could materially adversely affect our supply and assortment of products, as we may not be able to find suitable replacements to supply products at competitive prices.

Our suppliers also supply us with marketing funds and volume rebates. If our suppliers fail to continue these incentives, it could have a material adverse effect on our net sales and results of operations.

Our ability to maintain and increase both net sales and product margins depends to a large extent on the periodic introduction and availability of new products and technologies.

We believe that the introduction and continued growth in consumer acceptance of new products will have a significant impact on our ability to increase net sales and maintain product margins. Our products are subject to significant technological changes and we are dependent on our suppliers to continually invest in research and development to ensure we have new products and technologies in our stores. If there were no new technologies or features in our products, we would see a materially adverse impact to our net sales and product margins.

If we cannot attract and retain highly qualified sales personnel and store managers, our level of customer service may decline, or if the cost to retain these individuals increases, this may result in a decrease in our net sales and profitability.

A key element of our competitive strategy is to provide product expertise to our customers through our extensively trained, commissioned sales associates which, we believe, results in more of our customers purchasing higher-margin, feature-rich products. If we are unable to attract and retain qualified personnel as needed in the future, including qualified sales personnel and candidates for our manager-in-training program, our level of customer service may decline, which may decrease our net sales and profitability. Our ability to control labor costs is subject to numerous external factors, including prevailing wage rates and health and other insurance costs. Also, passage of the Employee Free Choice Act or other similar laws in Congress could lead to higher labor costs by encouraging unionization efforts among our associates and disruption of store operations.

Regulatory developments in the U.S. could impact our private-label credit card financing offers and have a material adverse impact on our net sales and profitability.

We offer private-label credit cards through a third-party financial institution that manages and directly extends credit to our customers. Cardholders who choose the private-label card can receive low- or no-interest promotional financing on qualifying purchases. If a customer utilizes a deferred interest financing offer and fails to comply with the terms of the offer, all deferred interest becomes due and payable to the third-party financial institution. Private label credit card sales accounted for 33%, 37% and 36% of our net sales in fiscal years 2009, 2008 and 2007, respectively. In December 2008, the Federal Reserve issued a wide range of proposed new regulations intended to improve the disclosures that consumers receive in connection with credit card accounts and other revolving credit plans. These new provisions, effective July 1, 2010, could limit the ability of card issuers to charge interest to customers who utilize deferred interest financing offers but do not comply with the terms of the offer. Pending the Federal Reserve’s issuance of its final ruling, there can be no assurance that third party financial institutions will permit deferred interest financing offers on our private-label credit card to continue to be available in their existing form. If we are unable to continue to make low- or no-interest financing offers, our net sales and profitability may be materially adversely affected.

If we fail to anticipate changes in consumer preferences, our net sales and profitability may decline.

Our products must appeal to a broad range of consumers whose preferences cannot be predicted with certainty and are subject to change. Our ability to maintain and increase net sales depends to a large extent on the periodic introduction and availability of new products and technologies. Our success depends upon our ability to anticipate and respond in a timely manner to trends in consumer preferences relating to major household appliances and consumer electronics such as high efficiency appliances and high definition televisions. These products are subject to significant technological changes and pricing limitations and are subject to the actions and cooperation of third parties, such as movie distributors and television and radio broadcasters, all of which could affect the success of these and other new consumer electronics technologies. It is possible that new products will never achieve widespread consumer acceptance. Our margins are enhanced due to our ability to sell up in the product life cycle, thus a lack of new products in the market would impair our ability to maintain gross margins as a percentage of sales. Significant deviations from the anticipated consumer preferences for the products we sell could result in lost sales and lower margins due to the need to mark down excess inventory. If we are unable to effectively introduce and sell new products to our customers, our business and results of operations could be adversely affected.

We have significant future capital needs that we may be unable to fund and this failure could curtail our projected growth.

Our accelerated growth strategy will require substantial capital, including funds for capital expenditures, pre-opening costs, working capital requirements and initial operating losses related to new store openings. We also will require additional capital for remodeling and renovating our existing stores and continuous management information system updates. Gross capital expenditures during fiscal year 2009, prior to any forward funding arrangements, were $33.7 million. We expect to open 20 to 22 new stores in fiscal year 2010, and anticipate net capital expenditures to range between $45 and $50 million, net of proceeds from sale and leaseback transactions, in fiscal year 2010. We intend to fund our fiscal year 2010 store openings from cash from operations, borrowings under our revolving credit facility and this offering. If, however, the cash provided by operating activities, available borrowings under our revolving credit facility, proceeds from sale and leaseback transactions and this offering are not sufficient to fund our operations, store expansion and renovation activities and infrastructure and information technology investment through fiscal year 2011, we may be required to seek additional capital. If we are not able to obtain such additional financing on favorable terms, we may need to curtail our expansion plans.

Our quarterly results fluctuate due to seasonal demand for our products and if we miscalculate this demand our net sales and profitability could decline.

We experience seasonal fluctuations in our net sales and operating results due in part to seasonal shopping patterns. For example, in fiscal years 2009 and 2008, we generated 29.8% and 31.1%, respectively, of our net sales in the fiscal quarter ended December 31, which includes the holiday selling season. We also incur significant additional costs and expenses during this fiscal quarter due to increased staffing levels and higher purchase volumes. If we miscalculate the demand for our products generally or for our product mix during the fiscal quarter ending December 31, our net sales could decline, resulting in excess inventory, which could tie up our working capital and revolving credit facility, as well as lower our profit margin as a result of product markdowns. A shortfall in expected net sales, combined with our significant additional expenses during the fiscal quarter ended December 31, could cause a significant decline in our operating results.

If we are unable to retain key management, we could have difficulty implementing our business strategy, which may result in reduced net sales, operating margins and profitability.

We are dependent on the skills, experience and continued service of our senior management. We entered into employment agreements with these key officers which include secrecy, non-competition and other customary provisions. If members of senior management cease to be active in the management of our business or decide to join a competitor or otherwise compete directly or indirectly with us, our business and operations could be harmed, and we could have difficulty in implementing our strategy, which may result in reduced net sales, operating margins and profitability.

We are involved in a number of legal proceedings, and while we cannot predict the outcome of such proceedings and other contingencies with certainty, some of these outcomes may adversely affect our operations or increase our costs.

We are involved in a number of legal proceedings that arise from time to time in the ordinary course of business. Litigation is inherently unpredictable, and the outcome of some of these proceedings and other contingencies could require us to take or refrain from taking action which, in either case, could adversely affect our operations or reduce our net income. Additionally, defending against these lawsuits and proceedings may involve significant expense and diversion of management’s attention and resources from other matters.

Because our current hhgregg stores are concentrated in the Midwest and Southeast regions of the United States and our future new store growth will be concentrated in the Mid-Atlantic region of the United States, we are subject to regional risks.

Our stores are located in Alabama, Florida, Georgia, Indiana, Kentucky, North Carolina, Ohio, South Carolina, and Tennessee. Our growth plans include concentrating store growth in Florida, Maryland, Pennsylvania, Virginia and Washington D.C. We therefore have exposure to these local economies as well as weather conditions and natural disasters occurring in these markets. If these markets individually or collectively suffer an economic downturn or other adverse event, there could be an adverse impact on our comparable store sales, net sales and profitability and our ability to implement our planned expansion program. Several of our larger competitors operate stores nationwide and thus are not as vulnerable as we are to these risks. In addition, our net sales depend on discretionary consumer spending, which may decrease on a regional basis due to a number of factors beyond our control, including unfavorable economic conditions, increases in consumer debt levels, unemployment or inflation, or other factors that adversely affect consumer confidence.

A natural disaster or other disruption at our central distribution centers could cause us to lose merchandise and be unable to effectively deliver to our customers and stores, which could reduce our profits.

At March 31, 2009, we relied on three central distribution centers in Atlanta, Indianapolis and Orlando to handle our distribution needs. Any natural disaster or other serious disruption to these centers due to fire, tornado, hurricane or any other calamity could damage a significant portion of our inventory, and materially impair our ability to adequately stock our stores and deliver merchandise to customers and could result in decreased net sales, increased costs and reduced profits.

If our third-party delivery service is unable to meet our promised delivery schedule, our net sales may decline due to a decline in customer satisfaction.

We offer same-day delivery on many of the products we sell. Our deliveries are outsourced to a third-party delivery service. Our third-party delivery service is subject to risks that are beyond our control. If our products are not delivered to our customers on time, our customers may cancel their orders or we may lose business from these customers in the future. As a result, our net sales and profitability may decline.

Changes in trade regulations, currency fluctuations and other factors beyond our control could negatively affect our net sales, profitability and competitive position.

A significant portion of our inventory is manufactured outside the United States. Changes in trade regulations, currency fluctuations, economic or political instability, natural disasters, public health emergencies and other factors beyond our control may increase the cost of items we purchase or create shortages of these items, which in turn could have a material adverse effect on our cost of goods, or may force us to increase prices, thereby adversely impacting net sales and profitability. Conversely, significant reductions in the cost of these items in U.S. dollars may cause a significant reduction in the retail prices of those products, enabling price competition that adversely impacts net sales and profitability, as well as our competitive position.

Our liquidity may be materially adversely affected by the financial crisis in the U.S.

We must have sufficient sources of liquidity to fund our working capital requirements, pay operating expenses, service our outstanding indebtedness and finance growth investment opportunities. Our growth plans call for greater capital investments than we have made historically. Without sufficient liquidity, we could be forced to curtail our operations or we may not be able to pursue promising business opportunities. The principal sources of our liquidity are equity financings, funds generated from operating activities, available cash and cash equivalents, and borrowings under our credit facilities and other debt financings.

Due to the recent deterioration in the financial markets, our ability to obtain capital may be negatively affected. If our sources of liquidity do not satisfy our capital requirements, we may have to seek additional financing. The availability of financing will depend on a variety of factors, such as economic and market conditions, the availability of credit and our credit ratings, as well as the possibility that lenders could develop a negative perception of us or the retail industry generally. There is no assurance that we will be able to obtain additional financing on favorable terms or at all.

Any failure of our information technology infrastructure, or any delay or problem with the upgrading of our existing management information system, could cause a disruption in our business and increase costs.

Our ability to operate our business from day to day largely depends on the efficient operation of our management information system. We use our management information system to conduct our operations and for critical corporate and business planning functions, including store operations, sales management, merchandising, marketing, supply chain and inventory management, financial reporting and accounting, delivery and other customer services and various administrative functions. Any failure that is not covered by our disaster recovery plan could cause an interruption in our operations and adversely affect our financial results. Our existing computer hardware platform, upon which several key business software applications reside, will no longer be supported by the manufacturer after December 31, 2010. We have commenced a plan to migrate these key software applications to a new operating system and hardware platform prior to December 31, 2010. Our current estimate of the additional capital expenditures related to this project is approximately $2 million to $4 million over the next year. This estimate could increase if we are required to accelerate the implementation of our current migration plan. Our transition to the new operating system and hardware platform may not be completed in the expected timeframe, and may result in significant unanticipated costs.

If the integrity and security of our customers’ information is not protected, it could expose us to litigation and materially damage our standing with our customers.

We capture, transmit, handle and store sensitive information, which involves certain inherent security risks. Such risks include, among other things, the interception of the personal information of our customers by persons outside the Company or by our own employees. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. While we are taking significant steps to protect customer and confidential information, there can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our information security were to occur, it could have a material adverse effect on our reputation, business, operating results and financial condition and may increase the costs we incur to protect against such information security breaches.

We have anti-takeover defense provisions in our certificate of incorporation and bylaws and provisions in our debt instruments that may deter potential acquirers and depress the price of our common stock.

Our certificate of incorporation and bylaws contain provisions that could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. These provisions:

•	authorize our board of directors to issue “blank check” preferred stock and determine the powers, preferences and privileges of those shares without prior stockholder approval;

•	limit the calling of special meetings of stockholders; and

•

impose a requirement that an affirmative vote of the holders of 66 2/3% of the outstanding shares of common stock is required to amend certain provisions of the certificate of incorporation and bylaws.

Our debt instruments also contain provisions that could have the effect of making it more difficult or less attractive for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. Specifically, the terms of the indenture governing our 9% senior notes require that they be redeemed at a premium over their principal amount in the event that we undergo a change of control. In addition, our senior secured term loan provides that a change of control constitutes an event of default under that term loan and will cause the borrowings under our senior secured term loan to become immediately due. Our future debt agreements, including our credit facilities, may contain similar provisions. The need to repay all of this indebtedness may deter potential third parties from acquiring us.

Under these various provisions in our certificate of incorporation, bylaws and debt instruments, a takeover attempt or third-party acquisition of us, including a takeover attempt that may result in a premium over the market price for shares of our common stock, could be delayed, deterred or prevented. In addition, these provisions may prevent the market price of our common stock from increasing in response to actual or rumored takeover attempts and may also prevent changes in our management. As a result, these anti-takeover and change of control provisions may limit the price investors are willing to pay in the future for shares of our common stock.

Our executive officers, directors and current principal stockholders own a large percentage of our voting common stock and could limit the influence of our other stockholders on corporate decisions.

Our executive officers, directors, current holders of more than 5% of our outstanding common stock and their respective affiliates beneficially own, in the aggregate, approximately 61% of our outstanding common stock. Upon the completion of this offering and the private placement, our executive officers, directors, current holder of more than 5% of our outstanding common stock and their respective affiliates will beneficially own, in the aggregate, approximately 53.3% of our outstanding common stock. Should some of these stockholders act together, they would be able to control all matters requiring approval by our stockholders, including mergers, sales of assets, the election of directors or other significant corporate transactions. The interests of these stockholders may not always coincide with our corporate interests or the interests of our other stockholders, and they may act in a manner with which you may not agree or that may not be in the best interests of our other stockholders.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Section 27A of the Securities Act and Section 21E of the Exchange Act, provide a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about their companies. Some of the statements in this prospectus supplement and the accompanying prospectus and any documents incorporated by reference herein constitute “forward-looking statements” within the meaning of Section 21E of the Exchange Act. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our businesses or our industries’ actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by any forward-looking statements. Such statements include, in particular, statements about our plans, strategies, prospects, changes, outlook and trends in our business and the markets in which we operate. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “tends,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of those terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially because of market conditions in our industries or other factors. The forward-looking statements are made as of the date of this document or the date of the documents incorporated by reference in this document, as the case may be, and we assume no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements. Some of the key factors that could cause actual results to differ from our expectations are:

•	the effect of general and regional economic and employment conditions on our net sales;

•	competition in existing, adjacent and new metropolitan markets;

•	changes in customer preferences;

•	our ability to effectively manage and monitor our operations, costs and service quality;

•	our reliance on a small number of suppliers;

•	rapid inflation or deflation in core product prices;

•	the failure of manufacturers to introduce new products and technologies;

•	customer acceptance of new technology;

•	our dependence on our key management personnel and our ability to attract and retain qualified sales personnel;

•	our ability to negotiate with our suppliers to provide product on a timely basis at competitive prices;

•	the identification and acquisition of suitable sites for our stores and the negotiation of acceptable leases for those sites;

•	fluctuation in seasonal demand;

•	our ability to achieve our accelerated growth strategy and penetrate new geographic areas;

•	our ability to locate suitable new store sites;

•	our ability to obtain additional financing and maintain our credit facilities;

•	our ability to maintain and upgrade our information technology system;

•	the effect of a disruption at our central distribution centers;

•	changes in cost for print, radio and television advertising; and

•	changes in trade regulation, currency fluctuations and prevailing interest rates.

Other factors that could cause actual results to differ from those implied by the forward-looking statements are more fully described in the “Risk Factors” section in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein. Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward looking statements. The forward looking statements included herein are made only as of the date hereof. We do not undertake and specifically decline any obligation to update any of these statements or to publicly announce the results of any revisions to these statements to reflect future events or developments.

CONCURRENT PRIVATE PLACEMENT

Concurrently with this offering, investment funds associated with Freeman Spogli & Co. which currently beneficially own, in the aggregate, 37.6% of our outstanding common stock have agreed to purchase from us an aggregate of 1,000,000 shares of our common stock at a purchase price per share equal to the price per share paid by the public in this offering. The private placement is contingent upon the completion of this offering. After completion of the private placement, investment funds associated with Freeman Spogli & Co. would beneficially own, in the aggregate, approximately 35.8% of our outstanding common stock.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $53.5 million ($61.7 million if the underwriters’ over-allotment option is exercised in full), after deducting the underwriting discount and estimated expenses payable by us. The proceeds from the private placement net of placement agent fees and other expenses are expected to be approximately $16.0 million. We intend to use the net proceeds from this offering and the private placement for general corporate purposes, including working capital, capital expenditures related to store growth and new store pre-opening, as well as for remodeling and renovating our new and existing stores and continuous management information system updates.

MARKET PRICE AND DIVIDENDS ON OUR COMMON STOCK

Recent Market Prices

The high and low closing sales prices for our common stock as reported by the New York Stock Exchange for the periods indicated are as follows.

	High	Low
Fiscal Year 2010:
First Quarter	$18.35	$13.30
Second Quarter (through July 20, 2009)	$17.06	$14.59
Fiscal Year 2009:
First Quarter	$13.09	$10.00
Second Quarter	10.97	9.00
Third Quarter	9.50	3.73
Fourth Quarter	14.50	7.01
Fiscal Year 2008
Second Quarter*	$15.39	$10.50
Third Quarter	16.08	11.37
Fourth Quarter	13.41	8.67

*	Our common stock began trading on the New York Stock Exchange on July 19, 2007.

On July 20, 2009, the closing sales prices of our common stock on the New York Stock Exchange was $17.06. As of July 1, 2009, there were approximately 95 owners of record of our common stock.

Dividends

We did not pay cash dividends on our common stock during the last two fiscal years and do not expect to pay cash dividends in the near future. In addition, the terms of our credit facilities place restrictions on our ability to pay dividends and otherwise transfer assets to our stockholders.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2009 (1) on an actual basis and (2) as adjusted to give pro forma effect to this offering and the private placement. The table below should be read in conjunction with the “Use of Proceeds” and “Summary Historical Consolidated Financial and Other Data” sections included elsewhere herein and our historical consolidated financial statements and related notes incorporated by reference into this prospectus supplement.

	As of March 31, 2009
	Actual	As Adjusted for this offering		As Further Adjusted for the Private Placement
	(dollars in thousands)
Cash and cash equivalents	$21,496	$75,025		$91,025

Revolving credit facility(1)	—	—		—
Term B facility(2)	89,250	89,250		89,250
Senior notes(3)	3,358	3,358		3,358

Total debt	92,608	92,608		92,608
Total stockholders’ equity	125,153	178,682	(4)	194,682	(5)

Total capitalization	$217,761	$271,290		$287,290

(1)	Gregg Appliances is a party to an Amended and Restated Loan and Security Agreement with a bank group for up to $100 million. Borrowings under the credit agreement are subject to a borrowing base calculation based on specified percentages of eligible accounts receivable and inventories. As of March 31, 2009, Gregg Appliances had no borrowings outstanding under the revolving credit facility and $4.1 million of letters of credit outstanding, which expire through December 31, 2009. As of March 31, 2009, the total borrowing availability under the revolving credit facility was $91.6 million. Gregg Appliances has entered into a commitment letter to increase its maximum borrowing availability under the revolving credit facility from $100 million to $125 million. Gregg Appliances expects to incur fees of approximately $1.5 million in connection with the amendment of the revolving credit facility.
(2)	Gregg Appliances is a party to a senior credit agreement (the Term B facility) with a bank group for $100 million senior secured term loan B maturing on July 25, 2013. Borrowings under the Term B facility are subject to a maximum leverage ratio. As of March 31, 2009, $89.3 million was outstanding on the Term B Facility.
(3)	In connection with our recapitalization on February 3, 2005, Gregg Appliances issued $165.0 million in unsecured 9% senior notes (senior notes). Interest on the senior notes is payable in arrears twice a year on February 1 and August 1. The senior notes will mature on February 3, 2013. Through March 31, 2009, we had purchased $161.6 million of the senior notes of which $112.8 million and $44.3 million were purchased during fiscal year 2008 and fiscal year 2007 at a weighted-average price of 109.9% and 98.72% of face value, respectively. No senior notes were purchased during fiscal year 2009. As of March 31, 2009, we had $3.4 million of senior notes outstanding.
(4)	After giving effect to the sale by us of 3,500,000 shares of common stock in this offering at a price of $16.50 per share, after deducting the underwriting discounts, commissions, and estimated offering expenses payable by us.
(5)	After giving effect to the sale by us of 1,000,000 shares of common stock in the private placement at a price of $16.50 per share, after deducting placement agent fees and estimated expenses payable by us.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes certain material U.S. federal income and estate tax considerations generally applicable to beneficial owners of our common stock that acquire shares of our common stock pursuant to this offering and that hold such shares as capital assets. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities. These authorities may change with retroactive effect or the Internal Revenue Service, or IRS, might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of common stock could differ from those described below. The summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules, including, without limitation, certain former citizens or long-term residents of the United States; “hybrid entities” (entities treated as flow-through entities in one jurisdiction but as taxable entities in another) and their owners; “controlled foreign corporations;” “passive foreign investment companies;” or partnerships or other pass-through entities for U.S. federal income tax purposes. Finally, the summary does not describe the effects of any applicable foreign, state or local laws.

For purposes of this summary, the term “U.S. holder” means a beneficial owner of shares of our common stock that, for U.S. federal income tax purposes, is (i) an individual who is a citizen or resident of the United States; (ii) a corporation or other entity taxable as a corporation created in or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust (x) if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust or (y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. The term “non-U.S. holder” means a beneficial owner of shares of our common stock that is neither a U.S. holder nor a partnership (including an entity that is treated as a partnership for U.S. federal income tax purposes).

If a partnership holds shares of our common stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold shares of our common stock should consult their tax advisors regarding the tax consequences to them of holding and disposing of our common stock.

INVESTORS CONSIDERING THE PURCHASE OF COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE, OR LOCAL TAX LAWS, AND TAX TREATIES.

U.S. Holders

The following discussion summarizes certain material U.S. federal income tax consequences of the ownership and disposition of our common stock applicable to “U.S. holders,” subject to the limitations described above.

Dividends

We have not made any distributions on our common stock, and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any such dividend will be eligible for the dividends received deduction if received by an otherwise qualifying corporate U.S. holder that meets the holding period and other requirements for the dividends received deduction. Dividends paid to certain non-corporate U.S. holders (including individuals) generally are eligible for U.S. federal income taxation at rates generally applicable to long-term capital gain. To the extent our distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce a U.S. holder’s basis in our common stock, but not below zero, and then will be treated as gain from the sale of our common stock.

Dispositions of Common Stock

Upon a sale, exchange or other taxable disposition of our common stock, a U.S. holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or other taxable disposition and the U.S. holder’s adjusted tax basis in our common stock. Such gain or loss will constitute long-term capital gain or loss if the U.S. holder has held the common stock for more than one year at the time of disposition. Long-term capital gains of certain non-corporate U.S. holders (including individuals) are currently subject to U.S. federal income taxation at a maximum rate of l5%. The deductibility of capital losses is subject to limitations under the Code.

Backup Withholding and Information Reporting Requirements

The Code and the Treasury regulations require those who make specified payments to report such payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The withholding tax rate is currently 28 percent. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

In general, dividends on our common stock and payments of the proceeds of a sale, exchange or other disposition of our common stock paid to a U.S. holder are subject to information reporting and may be subject to backup withholding unless the U.S. holder is a corporation or other exempt recipient or provides an accurate taxpayer identification number and certifies that it is not subject to backup withholding.

Any amounts withheld under the backup withholding rules from a payment to a U.S. holder generally can be refunded or credited against the U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

Non-U.S. Holders

The following discussion summarizes certain material U.S. federal income tax consequences of the ownership and disposition of our common stock applicable to “non-U.S. holders,” subject to the limitations described above.

Dividends

We have not made any distributions on our common stock, and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce a non-U.S. holder’s basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock. Any dividend paid to a non-U.S. holder on our common stock will generally be subject to U.S. withholding tax at a 30% rate. The withholding tax might apply at a reduced rate under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by certifying eligibility. A non-U.S. holder can meet this certification requirement by providing a Form W-8BEN or appropriate substitute form. If the holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification, either directly or through other intermediaries. For payments made to a foreign partnership or other flow-through entity, the certification requirements generally apply to the partners or other owners as well as to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation. Special rules, described below, apply if a dividend is effectively connected with a U.S. trade or business conducted by the non-U.S. holder.

Dispositions of Common Stock

Non-U.S. holders generally will not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other taxable disposition of common stock. This general rule, however, is subject to several exceptions. For example, the gain would be subject to U.S. federal income tax if:

•	the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business (in which case the special rules described below apply);

•

the non-U.S. holder is an individual who holds our common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA (described below), treat the gain as effectively connected with a U.S. trade or business.

An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States.

The FIRPTA rules may apply to a sale, exchange or other disposition of common stock if we are, or were within five years before the transaction, a “U.S. real property holding corporation,” or a USRPHC. We do not believe that we are a USRPHC or that we will become one in the future. If we are or become a USRPHC, so long as our common stock is regularly traded on an established securities market, only a non-U.S. holder who, actually or constructively, holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than 5% of our common stock will be subject to U.S. federal income tax on the disposition of our common stock.

Dividends or Gain Effectively Connected With a U.S. Trade or Business

If any dividend on common stock, or gain from the sale, exchange or other taxable disposition of common stock, is effectively connected with a U.S. trade or business conducted by the non-U.S. holder in the United States, then the dividend or gain will be subject to U.S. federal income tax at the regular graduated rates. If the non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any “effectively connected” dividend or gain generally would be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. Payments of dividends that are effectively connected with a U.S. trade or business, and therefore included in the gross income of a non-U.S. holder, will not be subject to the 30% withholding tax. To claim exemption from withholding, the non-U.S. holder must certify its qualification, which can be done by providing a Form W-8ECI. If the non-U.S. holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business would generally be subject to a “branch profits tax”. The branch profits tax rate generally is 30%, although an applicable income tax treaty might provide for a lower rate.

Backup Withholding and Information Reporting

Payments to non-U.S. holders of dividends on common stock generally will not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of common stock will not be subject to information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its nonresident status. Some of the common means of certifying nonresident status are described under “–Non-U.S. Holders–Dividends”. We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to such dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

Any amounts withheld from a payment to a holder of common stock under the backup withholding rules generally can be credited against any U.S. federal income tax liability of the holder.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated July 20, 2009, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Barclays Capital Inc. are acting as representatives and joint book-running managers, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC	1,400,000
Barclays Capital Inc.	1,400,000
Wells Fargo Securities, LLC	700,000

Total	3,500,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 525,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $0.5693 per share. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$0.9488	$0.9488	$3,320,800	$3,818,920
Expenses payable by us	$0.2571	$0.2236	$900,000	$900,000

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives of the underwriters for a period of 90 days after the date of this prospectus, except grants of employee stock options pursuant to the terms of employee benefit plans in effect on the date hereof and issuances pursuant to the exercise of employee stock options outstanding on the date hereof. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

Certain of our officers, directors and principal stockholders have agreed, subject to exceptions, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives of the underwriters for a period of 90 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the Representatives waive, in writing, such an extension.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Our common stock is listed on the New York Stock Exchange under the symbol “HGG.”

Certain of the underwriters and their respective affiliates have performed and may in the future perform investment banking, financial advisory and lending services for us and our affiliates from time to time, for which they have received customary compensation, and may do so in the future. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. Affiliates of Wells Fargo Securities, LLC are parties to, and lenders under, Gregg Appliances’ existing revolving credit facility and Term B facility. Gregg Appliances has entered into a commitment letter with each of the underwriters or their affiliates pursuant to which the maximum borrowing availability under its revolving credit facility will be increased from $100 million to $125 million. The underwriters are also acting as placement agents in connection with the private placement, for which they will receive customary compensation.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

The shares are offered for sale in those jurisdictions in the United States, Europe, Asia and elsewhere where it is lawful to make such offers.

Each of the underwriters has represented and agreed that it has not offered, sold or delivered and will not offer, sell or deliver any of the shares directly or indirectly, or distribute this prospectus supplement or the accompanying prospectus or any other offering material relating to our common stock, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on us except as set forth in the underwriting agreement.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time,

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each of the underwriters severally represents, warrants and agrees as follows:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of

FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the Issuer; and

(b) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

In compliance with Financial Industry Regulatory Authority guidelines, the maximum compensation to the underwriters in connection with the sale of the shares of common stock pursuant to this prospectus supplement will not exceed 8% of the aggregate total offering price to the public of the common stock as set forth on the cover page of such prospectus supplement.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Bingham McCutchen LLP, New York, New York. Certain legal matters with respect to this offering will be passed upon for the underwriters by Shearman & Sterling LLP, New York, New York. Certain partners and employees of Bingham McCutchen LLP are limited partners in a partnership that is a limited partner of the Freeman Spogli & Co. investment fund that owns equity interests of us.

EXPERTS

The consolidated financial statements of hhgregg, Inc. as of March 31, 2009 and 2008 and for each of the years in the three-year period ended March 31, 2009 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of March 31, 2009 incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended March 31, 2009 have been so incorporated in reliance on the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein and given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Exchange Act and its rules and regulations. The Exchange Act requires us to file reports, proxy statements and other information with the SEC. Copies of these reports, proxy statements and other information can be read and copied at: SEC Public Reference Room, 100 F Street N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

The SEC maintains a Web site that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC. These materials may be obtained electronically by accessing the SEC’s Web site at http://www.sec.gov.

We make available, free of charge on our Web site, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file these documents with, or furnish them to, the SEC.

We also make available, free of charge on our Web site, the charters of the Audit Committee, Compensation Committee, Executive Committee and Nominating and Corporate Governance Committee, as well as the Code of Business Conduct and Ethics, Whistleblower Policy, Related Party Policy and the Corporate Governance Guidelines.

Copies of any of the above-referenced documents will also be made available, free of charge, upon written request to: hhgregg, Inc., Director of Finance, 4151 E 96th Street, Indianapolis, IN 46240.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to incorporate into this prospectus information we file with the SEC in other documents. The information incorporated by reference is considered to be part of this prospectus and information we later file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, until all of the shares of common stock that are part of this offering have been sold. The documents we have incorporated by reference are:

•	Annual Report on Form 10-K for the year ended March 31, 2009 filed with the SEC on June 2, 2009;

•	Definitive Proxy Statement on Schedule 14A filed with the SEC on June 25, 2009;

•	Current Reports on Form 8-K filed with the SEC on July 8, 2009 and July 16, 2009; and

•	the description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on July 16, 2007.

Notwithstanding the above, information that is “furnished” to the SEC shall not be incorporated by reference or deemed to be incorporated by reference into this prospectus or the related registration statement.

We will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents. Requests may be made in writing or telephoning the Company’s Secretary at hhgregg, Inc., 4151 East 96th Street, Indianapolis, IN 46240, (317) 848-8710.

PROSPECTUS

$200,000,000

Common Stock

Preferred Stock

Warrants

Debt Securities

hhgregg, Inc.

4151 East 96th Street

Indianapolis, IN 46240

(317) 848-8710

We may offer from time to time:

•	Shares of our Common Stock;

•	Shares of our Preferred Stock;

•	Warrants to purchase any of the other securities that may be sold under this prospectus;

•	Debt securities which may or may not be guaranteed by one or more of the subsidiaries, Gregg Appliances, Inc. and HHG Distributing, LLC; and

•	Any combination of these securities.

Selling stockholders may also offer shares of our common stock from time to time in connection with this offering. The securities we and/or selling stockholders offer will have an aggregate public offering price of up to $200,000,000 million. We will provide specific terms of any offering, including the price to the public of the securities, in supplements to this prospectus. These securities may be offered separately or together in any combination and as separate series. You should read this prospectus and any applicable prospectus supplement and free writing prospectus carefully before you invest in our securities.

We and/or selling stockholders may sell these securities on a continuous or delayed basis directly, through agents, dealers or underwriters as designated from time to time, or through a combination of these methods. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution”. We and/or selling stockholders, as applicable, reserve the sole right to accept, and together with any agents, dealers and underwriters, reserve the right to reject, in whole or in part, any proposed purchase of securities. If any agents, dealers or underwriters are involved in the sale of any securities, the applicable prospectus supplement will set forth any applicable commissions or discounts. Our net proceeds, and the net proceeds of any selling stockholders, if applicable, from the sale of securities also will be set forth in the applicable prospectus supplement. The prospectus supplement will also contain more specific information about the offering, including the names of any selling stockholders, if applicable.

Our common stock is listed on the New York Stock Exchange under the symbol “HGG”.

INVESTING IN OUR SECURITIES INVOLVES RISKS.

SEE “RISK FACTORS” ON PAGE 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 14, 2009

In this prospectus, “hhgregg,” “we,” “us,” and “our” refer to hhgregg, Inc.

You should rely only on information contained or incorporated by reference in this prospectus. Neither we nor selling stockholders have authorized any person to provide you with information that differs from what is contained or incorporated by reference in this prospectus. If any person does provide you with information that differs from what is contained or incorporated by reference in this prospectus, you should not rely on it. This prospectus is not an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates, or an offer of solicitation in any jurisdiction where offers or sales are not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, even though this prospectus may be delivered or shares may be sold under this prospectus on a later date. Our business, financial condition, results of operation and prospects may have changed since those dates.

About This Prospectus

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under the shelf registration process, we may from time to time, offer and sell to the public any or all of the securities described in the registration statement in one or more offerings, and the selling stockholders may from time to time offer and sell shares of our common stock in one or more offerings.

This prospectus provides you with a general description of the securities we and/or selling stockholders may offer. Each time securities are offered, we or the selling stockholders, if applicable, will provide a prospectus supplement that will describe the specific amounts, prices, and terms of the securities we offer. The prospectus supplement will contain more specific information about the offering, including the names of any selling stockholders, if applicable. The prospectus supplement also may add, update, or change information contained in this prospectus. This prospectus, together with applicable prospectus supplements, includes all material information relating to this offering. If there is any inconsistency between the information in this prospectus and the information in the accompanying prospectus supplement, you should rely on the information in the prospectus supplement. Please carefully read both this prospectus and any prospectus supplement together with the additional information described below under the section entitled “Incorporation of Certain Documents by Reference.”

We and/or selling stockholders may sell the securities to or through underwriters, dealers, or agents or directly to purchasers. We and our agents and the selling stockholders reserve the sole right to accept and to reject in whole or in part any proposed purchase of securities. A prospectus supplement, which we or the selling stockholders will provide each time securities are offered, will provide the names of any underwriters, dealers or agents involved in the sale of the securities, and any applicable fee, commission, or discount arrangements with them.

Special Note Regarding Forward-Looking Statements

Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, provide a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about their companies. Some of the statements in this document and any documents incorporated by reference constitute “forward-looking statements” within the meaning of Section 21E of the Exchange Act. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our businesses or our industries’ actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by any forward-looking statements. Such statements include, in particular, statements about our plans, strategies, prospects, changes, outlook and trends in our business and the markets in which we operate under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “tends,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of those terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially because of market conditions in our industries or other factors. The forward-looking statements are made as of the date of this document or the date of the documents incorporated by reference in this document, as the case may be, and we assume no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements. Some of the key factors that could cause actual results to differ from our expectations are:

•	the effect of general and regional economic and employment conditions on our net sales;

•	competition in existing, adjacent and new metropolitan markets;

•	changes in customer preferences;

•	our ability to effectively manage and monitor our operations, costs and service quality;

•	our reliance on a small number of suppliers;

•	rapid inflation or deflation in core product prices;

•	the failure of manufacturers to introduce new products and technologies;

•	customer acceptance of new technology;

•	our dependence on our key management personnel and our ability to attract and retain qualified sales personnel;

•	our ability to negotiate with our suppliers to provide product on a timely basis at competitive prices;

•	the identification and acquisition of suitable sites for our stores and the negotiation of acceptable leases for those sites;

•	fluctuation in seasonal demand;

•	our ability to maintain our rate of growth and penetrate new geographic areas;

•	our ability to locate suitable new store sites;

•	our ability to obtain additional financing and maintain our credit facilities;

•	our ability to maintain and upgrade our information technology system;

•	the effect of a disruption at our central distribution centers;

•	changes in cost for print, radio and television advertising; and

•	changes in trade regulation, currency fluctuations and prevailing interest rates.

Other factors that could cause actual results to differ from those implied by the forward-looking statements are more fully described in the “Risk Factors” section and elsewhere herein. Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward looking statements. The forward looking statements included herein are made only as of the date hereof. We do not undertake and specifically decline any obligation to update any of these statements or to publicly announce the results of any revisions to these statements to reflect future events or developments.

Our Company

We are a specialty retailer of consumer electronics, home appliances, mattresses and related services operating under the names hhgregg™ and Fine Lines™. We offer extensive brand and model selections of digital televisions and appliances, which we sell at competitive prices. We distinguish ourselves from our competitors by employing an extensively trained, commissioned sales force that serves our customers with a consultative and educational sales approach. We also distinguish ourselves by offering same-day delivery on many of our products. As of March 31, 2009, we operated 110 stores in Alabama, Florida, Georgia, Indiana, Kentucky, North Carolina, Ohio, South Carolina and Tennessee.

We design our stores to be visually appealing to our customers and to highlight our premium selection of consumer electronics and appliances. We utilize flat panel television display walls, appliance displays and digital product centers to showcase our broad selection of products with advanced features and functionality. We carry over 100 models of flat panel televisions and 350 models of appliances. Our typical stores average 30,000 square feet and are located in power centers or freestanding locations in high traffic areas, as close as feasible to our major competitors. We drive store traffic and enhance our brand recognition through year-round television advertising, weekly newspaper inserts, direct mail, e-mail and web promotions.

We are a Delaware corporation and the address of our principal executive offices is 4151 East 96th Street, Indianapolis, Indiana 46240. Our telephone number is 317-848-8710 and our website is www.hhgregg.com. Please note that any references to www.hhgregg.com in the registration statement and this prospectus are inactive textual references only and that the information contained in hhgregg’s website is neither incorporated by reference into this registration statement or prospectus nor intended to be used in connection with this offering.

Risk Factors

An investment in our securities is risky. Prior to making a decision about investing in our securities, you should carefully consider the specific risks discussed in our other filings with the SEC, including our Annual Report on Form 10-K for the fiscal year ended March 31, 2009, which are incorporated by reference in this prospectus, together with all of the other information contained in this prospectus, any applicable prospectus supplement, or otherwise incorporated by reference in this prospectus. The risks and uncertainties described in our SEC filings are not the only ones facing us. Additional risks and uncertainties not presently known to us, or that we currently see as immaterial, may also harm our business. If any of the risks or uncertainties described in the applicable prospectus supplement or our SEC filings or any such additional risks and uncertainties actually occur, our business, results of operations, cash flows and financial condition could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you might lose all or part of your investment.

Ratio of Earnings to Fixed Charges

If we offer debt securities and/or preference equity securities under this prospectus, then we will, at that time, provide a ratio of earnings to fixed charges and/or ratio of combined fixed charges and preference dividends to earnings, respectively, in the applicable prospectus supplement for such offering.

Use of Proceeds

We intend to use the net proceeds from any sale of securities by us for working capital, store growth and other general corporate purposes. In the case of a sale of common stock by any selling stockholders, we will not receive any of the proceeds from such sale.

General Description of Securities That We May Sell

We may offer and sell, at any time and from time to time:

•	Shares of our common stock, par value $.0001 per share;

•	Shares of our preferred stock, par value $.0001 per share;

•	Warrants to purchase any of the other securities that may be sold under this prospectus;

•

Our debt securities, in one or more series, which may be senior debt securities or subordinated debt securities and which may be guaranteed by one or more of the subsidiaries identified in this prospectus, in each case consisting of notes or other unsecured evidences of indebtedness; or

•	Any combination of these securities.

Selling stockholders may also offer shares of our common stock from time to time in connection with this offering. The terms of any securities offered will be determined at the time of sale. We may issue debt securities that are exchangeable for and/or convertible into common stock or any of the other securities that may be sold under this prospectus. When particular securities are offered, a supplement to this prospectus will be filed with the SEC, which will describe the terms of the offering and sale of the offered securities.

Description of Capital Stock

The following description of our capital stock is not complete and is subject to and qualified in its entirety by our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

Authorized and Outstanding Shares

Our authorized capital stock consists of 150,000,000 shares of common stock, par value $.0001 per share, and 10,000,000 shares of preferred stock, par value $.0001 per share.

As of July 1, 2009, there were 33,163,870 shares of our common stock outstanding, which were held by 95 stockholders of record.

Common Stock

Holders of shares of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled or permitted to vote. Our certificate of incorporation and bylaws provide that, except as otherwise provided by law, the affirmative vote of a majority of the shares entitled to vote, present in person or represented by proxy at a meeting at which a quorum is present, shall be the act of the stockholders.

Delaware law requires the affirmative vote of a majority of the outstanding shares entitled to vote thereon to authorize certain extraordinary actions, such as mergers, consolidations, dissolutions of the corporation or an amendment to the certificate of incorporation of the corporation. There is no cumulative voting for the election of directors. Upon a liquidation, our creditors and any holders of preferred stock with preferential liquidation rights will be paid before any distribution of holders of our common stock. The holders of our common stock would be entitled to receive a pro rata amount per share of any excess distribution. Holders of common stock have no preemptive or subscription rights. There are no conversion rights, redemption rights, sinking fund provisions or fixed dividend rights with respect to the common stock. All outstanding shares of our common stock are fully paid and nonassessable.

Preferred Stock

Our certificate of incorporation empowers our board of directors to issue up to 10,000,000 shares of preferred stock from time to time in one or more series. The board also may fix the designation, privileges, preferences and rights and the qualifications, limitations and restrictions of those shares, including dividend rights, conversion rights, voting rights, redemption rights, terms of sinking funds, liquidation preferences and the number of shares constituting any series or the designation of the series. Terms selected could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of our common stock without any further vote or action by the stockholders. The rights of holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred shares that may be issued in the future. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock and may adversely affect the voting and other rights of the holders of common stock. Although there are no shares of preferred stock currently outstanding and we have no present intention to issue any shares of preferred stock, any issuance could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

Registration Rights

In addition to rights of sale under Rule 144, as of July 1, 2009 several of our officers, directors and stockholders that hold an aggregate of approximately 18.5 million shares of outstanding common stock have registration rights which enable them to require us to file a registration statement registering their shares for resale to the public.

Pursuant to the registration rights agreement, we agreed to indemnify the selling stockholders against liabilities arising out of any actual or alleged material misstatements or omissions in any registration statement that we have filed relating to the offering of common stock by the selling stockholders, other than liabilities arising from information supplied by the selling stockholders for use in connection with the registration statement or prospectus. The selling stockholders have agreed to indemnify us against liabilities arising out of any actual or alleged material misstatments or omissions in any registration statement or prospectus in connection with the registration rights to the extent that the misstatements or omissions were made in reliance upon written information furnished to us or by the selling stockholders expressly for use in connection with the registration statement or prospectus.

Under the registration rights agreement, in general, we are responsible for paying the expenses of registration (other than underwriting discounts and commissions on the sale of shares), including the fees and reasonable expenses of counsel to the selling stockholders.

Potential Anti-takeover Effect of Delaware Law, Our Certificate of Incorporation and Bylaws

We are subject to the “business combinations” provisions of the Delaware General Corporation Law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various “business combination” transactions with any “interested stockholder” for a period of three years after the date of the transaction in which the person became an “interested stockholder,” unless:

•	the board of directors approved the transaction before the “interested stockholder” obtained such status;

•

upon consummation of the transaction that resulted in the stockholder becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of our outstanding common stock at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and are also officers and (ii) employee stock plans in which the participants do not have the right to determine confidentially whether shares held subject to the plans will be tendered in the tender or exchange offer; or

•

on or subsequent to such date, the business combination or merger is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by two-thirds of the holders of the outstanding common stock not owned by the “interested stockholder”.

A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns 15% or more of a corporation’s voting stock or within three years did own 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts.

Provisions of our certificate of incorporation and bylaws providing that only a majority of the board of directors, the chairman of the board of directors or the chief executive officer may call special meetings of stockholders may have the effect of making it more difficult for a third party to acquire control of us, or of discouraging a third party from attempting to acquire control of us. Amendment of these provisions requires the affirmative vote of holders of 66 2/3% of our outstanding capital stock. In addition, our certificate of incorporation allows our board of directors to issue up to 10,000,000 shares of preferred stock that could have, when issued, voting rights or preferences that could impede the success of any hostile takeover, or delay a change in control or change in our management.

Listing

Our common is listed on the New York Stock Exchange under the trading symbol “HGG”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is National City Bank. The transfer agent’s address is 629 Euclid Avenue – Suite 635, Cleveland, Ohio 44114 and the telephone number is 888-622-6757.

Description of Warrants

The following description, together with the additional information we include in any applicable prospectus supplement, summarizes the material terms and provisions of the warrants that we may offer and sell under this prospectus and any related warrant agreements and warrant certificates. While the terms we have summarized below will apply generally to any warrants offered, we will describe the particular terms of any series of warrants in more detail in the applicable prospectus supplement, which may differ from the terms we describe below.

General

We may issue, and we may offer and sell, together with other securities or separately, warrants to purchase our preferred stock, debt, common stock or other securities. Warrants may be issued directly to the purchasers of the warrants or under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, all as set forth in the applicable prospectus supplement. A warrant agent will act solely as our agent in connection with the warrants of the series being offered and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

The prospectus supplement will describe, among other things, the following terms, where applicable, of warrants that we may offer:

•	the title of the warrants;

•	the designation, amount and terms of the securities for which the warrants are exercisable and the procedures and conditions relating to the exercise of such warrants;

•	the designation and terms of the other securities, if any, with which the warrants are to be issued and the number of warrants issued with each such security;

•	the price or prices at which the warrants will be issued;

•	the aggregate number of warrants;

•	any provisions for adjustment of the number or amount of securities receivable upon exercise of the warrants;

•	the price or prices at which the securities purchasable upon exercise of the warrants may be purchased, including provisions for adjustment of the exercise price of the warrant;

•	if applicable, the date on and after which the warrants and the securities purchasable upon exercise of the warrants will be separately transferable;

•	if applicable, a discussion of the material U.S. federal income tax considerations applicable to the exercise of the warrants;

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants;

•	the date on which the right to exercise the warrants shall commence, and the date on which the right shall expire; and

•	the maximum or minimum number of warrants which may be exercised at any time.

Before exercising their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including the right to receive dividends, if any, or payments upon our liquidation, dissolution or winding up or to exercise voting rights, if any.

Exercise of Warrants

Each warrant will entitle the holder thereof to purchase for cash the amount of debt securities or number of shares of preferred stock or common stock at the exercise price as will in each case be set forth in, or be determinable as set forth in, the applicable prospectus supplement. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

Warrants may be exercised as set forth in the applicable prospectus supplement relating to the warrants offered thereby. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, we will, as soon as practicable, forward the purchased securities. If less than all of the warrants represented by the warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

Enforceability of Rights of Holders of Warrants

Each warrant agent will act solely as our agent under the applicable warrant agreement and will not assume any obligation or relationship of agency or trust with any holder of any warrant. A single bank or trust company may act as warrant agent for more than one issue of warrants. A warrant agent will have no duty or responsibility in the case of any default by us under the applicable warrant agreement or warrant, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a warrant may, without the consent of the related warrant agent or the holder of any other warrant, enforce by appropriate legal action its right to exercise, and receive the securities purchasable upon exercise of, that holder’s warrants.

Description of Debt Securities and Guarantees

We may issue debt securities in one or more distinct series. This section summarizes the terms of the debt securities that are common to all series. Most of the financial terms and other specific terms of any series of debt securities that we offer will be described in a prospectus supplement to be attached to the front of this prospectus. Since the terms of specific debt securities may differ from the general information we have provided below, if any information contained in a prospectus supplement contradicts the information below, you should rely on information in the prospectus supplement.

As required by federal law for all bonds and notes of companies that are publicly offered, the debt securities are governed by a document called an “indenture”. An indenture is a contract between us and a financial institution acting as trustee of holders of the debt securities on behalf of the holders of the debt securities. The trustee has two main roles. First, the trustee can enforce the rights of holders of the debt securities against us if we default. There are some limitations on the extent to which the trustee acts on behalf of holders of the debt securities, described later under “—Events of Default.” Second, the trustee performs certain administrative duties for us.

The debt securities will be either senior debt securities or subordinated debt securities. We will issue the senior debt securities under a senior indenture between us and a trustee. We will issue the subordinated debt securities under a subordinated indenture between us and the same or another trustee. The senior indenture and the subordinated indenture are collectively referred to in this prospectus as the indenture, and each of the trustee under the senior indenture and the trustee under the subordinated indenture are referred to in this prospectus as the trustee. Any debt securities issued by us may be guaranteed by one or more of our subsidiaries, each of which we refer to in this section as a guarantor. Unless otherwise specified in a prospectus supplement the debt securities will be direct unsecured obligations of hhgregg.

Because this section is a summary, it does not describe every aspect of the debt securities, the indenture, and any guarantee of any debt securities. We urge you to read the indenture because it, and not this description, defines your rights as a holder of debt securities. For example, in this section, we use capitalized words to signify terms that are specifically defined in the indenture. Some of the definitions are repeated in this prospectus, but for the rest you will need to read the indenture. We have filed the form of the indenture as an exhibit to the registration statement that we have filed with the SEC. See “Where You Can Find More Information,” below, for information on how to obtain a copy of the indenture.

General

Each series of debt securities, unless specified otherwise in the prospectus supplement, will be unsecured obligations of hhgregg. Any senior unsecured debt securities that we issue will rank equally with all other unsecured and unsubordinated indebtedness of us. Any subordinated debt securities that we issue will be expressly subordinated in right of payment to the prior payment in full of our senior indebtedness. In addition, unless otherwise specified in the applicable prospectus supplement the debt securities will be structurally subordinated to all existing and future liabilities, including trade payables, of our subsidiaries that do not guarantee the debt securities, and the claims of creditors of those subsidiaries, including trade creditors, will have priority as to the assets and cash flows of those subsidiaries.

Any debt securities proposed to be sold under this prospectus and the attached prospectus supplement (“offered debt securities”) and any debt securities issuable upon conversion or exchange of other offered securities (“underlying debt securities”), as well as other unsecured debt securities, may be issued under the indenture in one or more series.

You should read the prospectus supplement for the terms of the offered debt securities, including the following:

•	the title of the debt securities and whether the debt securities will be senior debt securities or subordinated debt securities of hhgregg;

•	the total principal amount of the debt securities and any limit on the total principal amount of debt securities of the series;

•	the price or prices at which hhgregg will offer the debt securities;

•	if not the entire principal amount of the debt securities, the portion of the principal amount payable upon acceleration of the maturity of the debt securities or how this portion will be determined;

•	the date or dates, or how the date or dates will be determined or extended, when the principal of the debt securities will be payable;

•

the interest rate or rates, which may be fixed or variable, that the debt securities will bear, if any, or how the rate or rates will be determined, the date or dates from which any interest will accrue or how the date or dates will be determined, the interest payment dates, any record dates for these payments and the basis upon which interest will be calculated, if other than that of a 360-day year of twelve 30-day months;

•	any optional redemption provisions;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

•	if other than U.S. dollars, the currency or currencies of the debt securities;

•

whether the amount of payments of principal, premium or interest, if any, on the debt securities will be determined with reference to an index, formula or other method, which could be based on one or more currencies, commodities, equity indices or other indices, and how these amounts will be determined;

•	the place or places, if any, other than or in addition to The City of New York, of payment, transfer, conversion and/or exchange of the debt securities;

•	if the denominations in which time offered debt securities will be issued are other than denominations of $1,000 or any integral multiple of $1,000;

•	the applicability of defeasance provisions of the indenture and any provisions in modification of, in addition to, or in lieu of, any of these provisions;

•	any provisions granting special rights to the holders of the debt securities upon the occurrence of specified events;

•	any changes or additions to the events of default or covenants contained in the indenture;

•	whether the debt securities will be convertible into or exchangeable for any other securities and the applicable terms and conditions;

•	the terms of any guarantees by any of our subsidiaries;

•	subordination provisions, if any, that will apply, to the extent different from those set forth below;

•	the form of note or other instrument representing the debt if not issued in book entry form; and

•	any other terms of the debt securities.

Covenants

The supplemental indenture with respect to any particular series of debt securities may contain covenants including, without limitation, covenants restricting or limiting:

•	the incurrence of additional debt, including guarantees, by us and our subsidiaries;

•	the making of various payments by us and our subsidiaries;

•	our business activities and those of our subsidiaries;

•	the issuance of other securities by our subsidiaries;

•	asset dispositions;

•	sale-leaseback transactions;

•	transactions with affiliates;

•	a change of control;

•	the incurrence of liens; and

•	mergers and consolidations involving us and our subsidiaries.

For purposes of this prospectus, any reference to the payment of principal of or premium or interest, if any, on debt securities will include additional amounts if required by the terms of the debt securities, subject to the maximum offering amount under this prospectus.

The indenture does not limit the amount of debt securities that may be issued thereunder from time to time. The indenture also provides that there may be more than one trustee thereunder, with respect to one or more different series of indenture securities. See “—Resignation of Trustee,” below. At a time when two or more trustees are acting under the indenture, each with respect to only certain series, the term “indenture securities” means the one or more series of debt securities with respect to which each respective trustee is acting. In the event that there is more than one trustee under the indenture, the powers and trust obligations of each trustee described in this prospectus will extend only to the one or more series of indenture securities for which it is trustee. If two or more trustees are acting under the indenture, then the indenture securities for which each trustee is acting would be treated as if issued under separate indentures.

We have the ability to issue indenture securities with terms different from those of indenture securities previously issued and, without the consent of the holders thereof to reopen a previous issue of a series of indenture securities and issue additional indenture securities of that series unless the reopening was restricted when that series was created.

Methods of Calculating and Paying Interest on our Debt Securities

Each series of our debt securities will bear interest at a fixed or variable rate per annum shown on the front cover of the prospectus supplement under which that series is issued.

Provisions Relating Only to the Senior Debt Securities

The senior debt securities will rank equally in right of payment with all of our other senior and unsubordinated debt and senior in right of payment to any of our subordinated debt, including the subordinated debt securities. The senior debt securities will be effectively subordinated to all of our secured debt and to all debt, including trade debt, of our subsidiaries, except as to subsidiaries that guarantee the debt. We will disclose the amount of our secured debt in the prospectus supplement.

Provisions Relating Only to the Subordinated Debt Securities

The subordinated debt securities will rank junior in right of payment to all of our senior indebtedness. Senior indebtedness will be defined to include all notes or other evidences of debt not expressed to be subordinate or junior in right of payment to any of our other debt. The debt will be structurally subordinated to all debt, including trade debt, of our subsidiaries, except as to subsidiaries that guarantee the debt.

If the offered securities are subordinated debt securities, the supplemental indenture may provide that no cash payment of principal, interest and any premium on the subordinated debt securities may be made:

•	if we fail to pay when due any amounts on any senior indebtedness;

•	if our property is, or we are, involved in any voluntary or involuntary liquidation or bankruptcy; and

•	in other instances specified in the supplemental indenture.

Conversion or Exchange Rights

If any series of our debt securities are convertible or exchangeable, the applicable prospectus supplement will specify:

•	the type of securities into which it may be converted or exchanged;

•	the conversion price or exchange ratio, or its method of calculation; and

•	how the conversion price or exchange ratio may be adjusted if our debt securities are redeemed.

Events of Default

Unless otherwise specified in the applicable prospectus supplement, the following will be events of default with respect to any series of debt securities or guarantees:

•	default for 30 days in the payment when due of interest on the debt securities;

•	default in payment when due of the principal of or any premium on the debt securities;

•	default in the performance of or breach of various covenants after applicable notice and/or grace period; and

•	various events of bankruptcy or insolvency with respect to us.

The applicable prospectus supplement will describe any additional events of default.

If an event of default occurs with respect to debt securities of a series then outstanding and is continuing, then the trustee or the holders of not less than 25% in principal amount of the debt securities of that series then outstanding, by a notice in writing to hhgregg (and to the trustee if given by the holders), may, and the trustee at the request of such holders shall, declare the principal amount (or, if the debt securities of that series are original issue discount securities, such portion of the principal amount as may be specified in the terms of that series) of, premium, if any, and accrued interest on all of the debt securities of that series to be due and payable immediately, and the same (or specified portion thereof) shall become immediately due and payable. A declaration of default under the indenture or under other payment obligations could give rise to cross-defaults and acceleration with respect to the debt securities or such other payment obligations.

At any time after a declaration of acceleration with respect to debt securities of any series (or of all series, as the case may be) has been made and before a judgment or decree for payment of the money due has been obtained by the trustee as provided in the indenture, the holders of a majority in principal amount of the debt securities of that series (or of all series, as the case may be) then outstanding, by written notice to hhgregg and the trustee, may rescind such declaration and its consequences under the circumstances specified in the applicable debenture.

The indenture will provide that no such rescission shall affect any subsequent default or impair any right consequent thereon.

With respect to the debt securities of any series, the holders of not less than a majority in principal amount of the debt securities of such series then outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, provided that:

•	such direction shall not be in conflict with any rule of law or with the indenture;

•	the trustee may take any other action deemed proper by the trustee which is not inconsistent with such direction; and

•	the trustee need not take any action which might involve it in personal liability or be unjustly prejudicial to the holders of debt securities of such series not consenting.

No holder of any debt security of any series or any related coupons shall have any right to institute any proceeding, judicial or otherwise, with respect to the indenture, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless:

•	the holder has previously given written notice to the trustee of a continuing event of default with respect to the debt securities of that series;

•

the holders of not less than 25% in principal amount of the debt securities of that series then outstanding shall have made written request to the trustee to institute proceedings in respect of the event of default in its own name as trustee under the indenture;

•	such holder or holders have offered to the trustee indemnity reasonably satisfactory to the trustee against the costs, expenses and liabilities to be incurred in compliance with such request;

•	the trustee for 60 days after its receipt of such notice, request and offer of indemnity, has failed to institute any such proceeding; and

•

no direction inconsistent with such written request has been given to the trustee during such 60-day period by the holders of a majority or more in principal amount of the debt securities of that series then outstanding.

However, no holder of a debt security has the right under the indenture to affect, disturb or prejudice the rights of any other holders of debt securities of the same series, or to obtain or to seek to obtain priority or preference over any other of such holders or to enforce any right under the indenture, except in the manner provided in the indenture and for the equal and ratable benefit of all holders of debt securities of the same series.

Every year we will be required to deliver to the trustee a certificate as to our performance of our obligations under the indenture and as to any defaults.

Mergers, Consolidations and Certain Sale of Assets

We may not

•	consolidate with or merge into any other person or entity or permit any other person or entity to consolidate with or merge into us in a transaction in which we are not the surviving entity, or

•	transfer, lease or dispose of all or substantially all of our assets to any other person or entity unless:

•

the resulting, surviving or transferee entity shall be a corporation organized and existing under the laws of the United States or any state thereof and such resulting, surviving or transferee entity shall expressly assume, by supplemental indenture, executed and delivered in form satisfactory to the trustee, all of our obligations under the debt securities and the indenture;

•

immediately after giving effect to such transaction (and treating any indebtedness which becomes an obligation of the resulting, surviving or transferee entity as a result of such transaction as having been incurred by such entity at the time of such transaction), no default or event of default would occur or be continuing; and

•

we shall have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the indenture.

Modification and Waiver

The indenture will provide that hhgregg and the trustee may amend or supplement the indenture or the debt securities without notice to or the consent of any holder for clarification, corrections, and legal compliance purposes, including as follows:

•	to cure any ambiguity, defect or inconsistency;

•	to provide for uncertificated debt securities in addition to or in place of certificated debt securities;

•	to make any change that does not adversely affect the interests thereunder of any holder;

•

to qualify the indenture under the Trust Indenture Act of 1939, as amended, or the Trust Indenture Act, or to comply with the requirements of the SEC in order to maintain the qualification of the indenture under the Trust Indenture Act.

•	to evidence the succession of another person to hhgregg and that person’s assumption of hhgregg’s covenants;

•	to add to hhgregg’s covenants;

•	to add any additional events of default;

•	to secure the debt securities;

•	to establish the form or terms of debt securities;

•	to evidence the appointment of a successor trustee under the indenture;

•	to close the indenture with respect to authentication and delivery of additional series of debt securities; or

•	to supplement the indenture in order to permit the defeasance and discharge of any series of debt securities.

The indenture will provide that hhgregg and the trustee may make modifications and amendments to the indenture, and waive past defaults, with the consent of the holders of not less than a majority in aggregate principal amount at maturity of the outstanding debt securities in a series; provided, however, that no such modification or amendment may, without the consent of each holder affected thereby,

•	change the stated maturity of the principal of, or any installment of interest on, any debt security;

•	reduce the principal amount of, or premium, if any, or interest on, any debt security;

•	reduce the amount of a debt security’s principal that would be due and payable upon a declaration of acceleration, following a default:

•	change the place of payment of, the currency of payment of principal of, or premium, if any, or interest on, any debt security;

•	impair the right to institute suit for the enforcement of any payment on or after the stated maturity (or, in the case of a redemption, on or after the redemption date) of any debt security;

•	adversely affect any right to convert or exchange any debt security that is convertible or exchangeable; or

•	reduce the stated percentage of outstanding debt securities the consent of whose holders is necessary to modify, or amend the indenture or waive a past default.

Governing Law

Any issued debt securities and the indenture will be governed by the laws of the state of New York.

Concerning the Trustee

The indenture will provide that, except during the continuance of an event of default or default, the trustee will not be liable, except for the performance of such duties as are specifically set forth in such indenture. If an event of default has occurred and is continuing, the trustee will use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

The indenture and provisions of the Trust Indenture Act incorporated by reference in the indenture contain limitations on the rights of the trustee, should it become our creditor, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

Defeasance

The following provisions will be applicable to each series of debt securities unless we state in the applicable prospectus supplement that the provisions of covenant defeasance and full defeasance will not be applicable to that series.

The indenture will provide that we will be deemed to have paid and will be discharged from any and all obligations in respect of any issued series of debt securities and the provisions of the indenture or will be released from our obligations to comply with covenants relating to those debt securities as described above or in the applicable prospectus supplement, (which may include obligations concerning subordination of our subordinated debt securities) if, among other things:

•

we have irrevocably deposited with the trustee, in trust, money and/or U.S. Government Obligations (as defined in the indenture) that through the payment of interest and principal in respect of those monies and/or U.S. Government Obligations in accordance with their terms, will provide money in an amount sufficient to pay the principal of, premium, if any, and interest, if any, on the series of debt securities on the stated maturity of such payments and any applicable sinking fund or analogous payments in accordance with the terms of the indenture and the debt securities;

•	such defeasance shall not result in a breach, or constitute a default, under the indenture or any other material agreement of hhgregg;

•

we have delivered to the trustee either (i) an opinion of counsel to the effect that holders will not recognize additional income, gain or loss for U.S. federal income tax purposes as a result of hhgregg exercise of the defeasance or covenant defeasance, or (ii) a ruling directed to the trustee received from the Internal Revenue Service to the same effect as the aforementioned opinion of counsel; and

•	hhgregg has delivered to the trustee an officer’s certificate and an opinion of counsel, each stating that all the conditions precedent to full defeasance have been complied with.

In the event we exercise our option to omit compliance with certain covenants and provisions of the indenture with respect to a series of debt securities and the debt securities are declared due and payable because of the occurrence of an event of default that remains applicable, the amount of money and/or U.S. Government Obligations on deposit with the trustee will be sufficient to pay amounts due on the debt securities at the time of their stated maturity but may not be sufficient to pay amounts due on the debt securities at the time of the acceleration resulting from such event of default, however, we will remain liable for such payments.

We cannot defease our obligations to register the transfer or exchange of our debt securities; to replace our debt securities that have been stolen, lost or mutilated; to maintain paying agencies; or to hold funds for payment in trust. We may not defease our obligations if there is a continuing event of default on securities issued under the applicable indenture, or if depositing amounts into trust would cause the trustee to have conflicting interests with respect to other of our securities.

Resignation of Trustee

Each trustee may resign or be removed with respect to one or more series of indenture securities provided that a successor trustee is appointed to act with respect to these series. In the event that two or more persons are acting as trustee with respect to different series of indenture securities under one of the indentures, each of the trustees will be a trustee of a trust separate and apart from the trust administered by any other trustee.

Guarantees

The debt securities of any series that we issue may be guaranteed by one or more of our subsidiaries. However, the indentures governing our guaranteed debt securities will not require that any of the subsidiaries be a guarantor of any series of guaranteed debt securities. As a result, the guarantors of any series of guaranteed debt securities of each issuer may differ from the guarantors of any other series of guaranteed debt securities of each issuer. In the event we issue a series of guaranteed debt securities, the specific guarantors of the debt securities of that series will be identified in the applicable prospectus supplement. Each subsidiary guarantor of the debt securities is exempt from Exchange Act reporting pursuant to Rule 12h-5 under the Exchange Act as: (i) hhgregg has no independent assets or operations; (ii) the guarantees of the subsidiary guarantors are full and unconditional and joint and several; and (iii) there are no subsidiaries of hhgregg other than the subsidiary guarantors.

If we issue a series of guaranteed debt securities, a description of some of the terms of the guarantees of those debt securities will be set forth in the applicable prospectus supplement, including any limitations that may be applicable to the guarantee due to other debt arrangements or otherwise. Unless otherwise provided in the prospectus supplement relating to a series of guaranteed debt securities, each guarantor of the debt securities of such series will unconditionally guarantee the due and punctual payment of the principal of, and premium, if any, and interest, if any, on and any other amounts payable with respect to, each debt security of such series and the due and punctual performance of all of the our other obligations under the applicable indenture with respect to the debt securities of such series, all in accordance with the terms of such debt securities and the applicable indenture.

Notwithstanding the foregoing, unless otherwise provided in the prospectus supplement relating to a series of guaranteed debt securities, the applicable indenture will contain provisions to the effect that the obligations of each guarantor under its guarantees and such indenture shall be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such guarantor, result in the obligations of such guarantor under such guarantees and such indenture not constituting a fraudulent conveyance or fraudulent transfer under applicable law. However, there can be no assurance that, notwithstanding such limitation, a court would not determine that a guarantee constituted a fraudulent conveyance or fraudulent transfer under applicable law. If that were to occur, the court could void the applicable guarantor’s obligations under that guarantee, subordinate that guarantee to other debt and other liabilities of that guarantor or take other action detrimental to holders of the debt securities of the applicable series, including directing the holders to return any payments received from the applicable guarantor.

The applicable prospectus supplement relating to any series of guaranteed debt securities will specify other terms of the applicable guarantees, which may include provisions that allow a guarantor to be released from its obligations under its guarantee under specified circumstances or that provide for one or more guarantees to be secured by specified collateral.

Unless otherwise expressly stated in the applicable prospectus supplement, each guarantee will be the unsubordinated and unsecured obligation of the applicable guarantor and will rank on a parity in right of payment with all other unsecured and unsubordinated indebtedness and guarantees of such guarantor. Each guarantee (other than a secured guarantee) will be effectively subordinated to all existing and future secured indebtedness and secured guarantees of the applicable guarantor to the extent of the value of the collateral securing that indebtedness and those guarantees. Consequently, in the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding with respect to any guarantor that has provided an unsecured guarantee of any debt securities, the holders of that guarantor’s secured indebtedness and secured guarantees will be entitled to proceed directly against the collateral that secures that secured indebtedness or those secured guarantees, as the case may be, and such collateral will not be available for satisfaction of any amount owed by such guarantor under its unsecured indebtedness and unsecured guarantees, including its unsecured guarantees of any debt securities, until that secured debt and those secured guarantees are satisfied in full. Unless otherwise provided in the applicable prospectus supplement, the indentures will not limit the ability of any guarantor to incur secured indebtedness or issue secured guarantees.

Unless otherwise expressly stated in the applicable prospectus supplement, each secured guarantee will be an unsubordinated obligation of the applicable guarantor and will rank on a parity in right of payment with all other unsecured and unsubordinated indebtedness and guarantees of such guarantor, except that such secured guarantee will effectively rank senior to such guarantor’s unsecured and unsubordinated indebtedness and guarantees in respect of claims against the collateral securing that secured guarantee.

Global Securities

We may issue debt securities as registered securities in book-entry form only. A global security represents one or any other number of individual debt securities. All debt securities represented by the same global security have the same terms.

Each debt security issued in book-entry form will be represented by a global security that we deposit with and register in the name of a financial institution or its nominee that we select. The financial institution that we select for this purpose is called the depositary. Unless we specify otherwise in the applicable prospectus supplement, The Depository Trust Company, New York, New York, known as DTC, will be the depositary for all debt securities issued in book-entry form.

A global security may not be transferred to or registered in the name of anyone other than the depositary or its nominee, unless special termination situations arise. As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all debt securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that has an account with the depositary. Thus, an investor whose security is represented by a global security will not be a holder of the debt security, but only an indirect holder of a beneficial interest in the global security.

As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to securities transfers. The depositary that holds the global security will be considered the holder of the debt securities represented by the global security.

If debt securities are issued only in the form of a global security, an investor should be aware of the following:

•

an investor cannot cause the debt securities to be registered in his or her name, and cannot obtain certificates for his or her interest in the debt securities, except in the special situations we describe below;

•	an investor will be an indirect holder and must look to his or her own bank or broker for payments on the debt securities and protection of his or her legal rights relating to the debt securities;

•

an investor may not be able to pledge his or her interest in a global security in circumstances where certificates representing the debt securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective;

•

the depositary’s policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to an investor’s interest in a global security. We and the trustee have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in a global security. We and the trustee also do not supervise the depositary in any way;

•

DTC requires that those who purchase and sell interests in a global security deposited in its book-entry system use immediately available funds. Your broker or bank may also require you to use immediately available funds when purchasing or selling interests in a global security; and

•

financial institutions that participate in the depositary’s book-entry system, and through which an investor holds its interest in a global security, may also have their own policies affecting payments, notices and other matters relating to the debt security. There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the actions of any of those intermediaries.

Generally, a global security will be terminated and interests in it will be exchanged for certificates in non-global form, referred to as certificated securities only in the following instances:

•	if the depositary notifies us and the trustee that it is unwilling or unable to continue as depositary for that global security;

•	if the depositary ceases to be a clearing agency and we do not appoint another institution to act as depositary within 90 days;

•	if we determine that we wish to terminate that global security; or

•

if an event of default has occurred with regard to the debt securities represented by that global security and has not been cured or waived, and the owner of beneficial interests in the global security requests that certificated securities be delivered; we discuss defaults above under “Events of Default”.

The prospectus supplement may list situations for terminating a global security that would apply only to the particular series of debt securities covered by the prospectus supplement. If a global security is terminated, only the depositary, and not we or the applicable trustee, is responsible for deciding the names of the institutions in whose names the debt securities represented by the global security will be registered and, therefore, who will be the holders of those debt securities.

Payment and Paying Agent

Unless specified otherwise in a prospectus supplement, in the event certificated registered debt securities are issued, the holders of certificated registered debt securities will be able to receive payments of principal and of interest on their debt securities at the office of the paying agent. All payments of interest may be received at the offices of such paying agent upon presentation of certificated debt securities and all payments of principal may be received at such offices upon surrender of the debt securities. We also have the option of mailing checks or making wire transfers to the registered holders of the debt securities. Unless specified otherwise in a prospectus supplement, we will maintain a paying agent for the debt securities in the The City of New York at all times that payments are to be made in respect of the debt securities and, if and so long as the debt securities remain outstanding.

Selling Stockholders

Information about selling stockholders, if any, including their identities and the common stock to be registered on their behalf, will be set forth in a prospectus supplement, in a post-effective amendment or in filings we make with the SEC under the Exchange Act that are incorporated by reference into this prospectus.

All of the common stock currently held by the selling stockholders are issued and outstanding as of the date of the filing of the registration statement of which this prospectus is a part and were acquired in connection with our reorganization in 2007 or in subsequent market purchases. Please refer to “Description of Capital Stock —Registration Rights” for a description of selling stockholders who may offer or sell common stock. Selling stockholders shall not sell any of our common stock pursuant to this prospectus until we have identified such selling stockholders, any relationship any selling stockholder has had with us in the three years prior to any such sale, the total number of shares held by each selling stockholder before and after the sale and the number of shares of common stock being offered for resale by such selling stockholders in a subsequent prospectus supplement. However, the selling stockholders may sell or transfer all or a portion of their common stock pursuant to any available exemption from the registration requirements of the Securities Act.

Plan of Distribution

We and/or selling stockholders may sell the securities in and outside the United States through underwriters or dealers, directly to purchasers, including our affiliates, through agents, or through a combination of any of these methods. The prospectus supplement will include the following information:

•	the terms of the offering;

•	the names of any underwriters or agents;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price of the securities;

•	the net proceeds from the sale of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	any public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers;

•	any commissions paid to agents; and

•	any information about selling stockholders, if applicable.

Sale Through Underwriters or Dealers

If underwriters are used in the sale of any of these securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in any prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

Some or all of the securities that we offer though this prospectus may be new issues of securities with no established trading market. Any underwriters to whom we sell these securities for public offering and sale may make a market in those securities, but they will not be obligated to and they may discontinue any market making at any time without notice. Accordingly, we cannot assure you of the liquidity of, or continued trading markets for, any securities that we offer.

If dealers are used in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales Through Agents

We and/or selling stockholders may sell the securities directly, and not through underwriters or agents. Securities may also be sold through agents designated from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We and/or selling stockholders may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act, as amended, or the Securities Act, with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

Delayed Delivery Contracts

If we so indicate in the prospectus supplement, we and/or selling stockholders may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us or selling stockholders, if applicable, at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

Issuance of Common Stock Pursuant to Certain Warrant Exercises

We may also offer and sell our common stock upon the exercise of warrants issued by us, pursuant to the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) of the Securities Act, in connection with a settlement of litigation against us. No underwriter would be used in connection with such offer and sale of common stock or the exercise of such warrants. We would issue the shares of our common stock directly to the holders of such warrants, upon the exercise of such warrants, from time to time. We will describe the terms of any such offers, sales and warrants in a prospectus supplement.

General Information

We and/or selling stockholders may have agreements with the agents, dealers and underwriters to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may be customers of, engage in transactions with or perform services for, us or selling stockholders in the ordinary course of their businesses.

Legal Matters

The validity of the securities offered hereby will be passed upon for us by Bingham McCutchen LLP, New York, New York.

Experts

The consolidated financial statements of hhgregg, Inc. as of March 31, 2009 and 2008 and for each of the years in the three-year period ended March 31, 2009 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of March 31, 2009 incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended March 31, 2009 have been so incorporated in reliance on the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein and given on the authority of said firm as experts in auditing and accounting.

Where You Can Find More Information

We are subject to the reporting requirements of the Exchange Act and its rules and regulations. The Exchange Act requires us to file reports, proxy statements and other information with the SEC. Copies of these reports, proxy statements and other information can be read and copied at: SEC Public Reference Room, 100 F Street N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

The SEC maintains a Web site that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC. These materials may be obtained electronically by accessing the SEC’s Web site at http://www.sec.gov.

We make available, free of charge on our Web site, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file these documents with, or furnish them to, the SEC. These documents are posted on our Web site at www.hhgregg.com — select the “Investor Relations” link and then the “Financials and SEC Filings” link.

We also make available, free of charge on our Web site, the charters of the Audit Committee, Compensation Committee, Executive Committee and Nominating and Corporate Governance Committee, as well as the Code of Business Conduct and Ethics, Whistleblower Policy, Related Party Policy and the Corporate Governance Guidelines. These documents are posted on our Web site at www.hhgregg.com — select the “Investor Relations” link and then the “Corporate Governance” link.

Copies of any of the above-referenced documents will also be made available, free of charge, upon written request to: hhgregg, Inc., Director of Finance, 4151 E 96th Street, Indianapolis, IN 46240.

Incorporation of Certain Documents by Reference

The SEC allows us to incorporate into this prospectus information we file with the SEC in other documents. The information incorporated by reference is considered to be part of this prospectus and information we later file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, as amended, until all of the shares of common stock that are part of this offering have been sold. The documents we have incorporated by reference are:

•	Annual Report on Form 10-K for the year ended March 31, 2009 filed with the SEC on June 2, 2009;

•	Definitive Proxy Statement on Schedule 14A filed with the SEC on June 25, 2009;

•	Current Reports on Form 8-K filed with the SEC on June 2, 2009 and July 8, 2009; and

•	the description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on July 16, 2007.

Notwithstanding the above, information that is “furnished” to the SEC shall not be incorporated by reference or deemed to be incorporated by reference into this prospectus or the related registration statement.

We will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents. Requests may be made in writing or by telephoning: the Company’s Secretary at hhgregg, Inc., 4151 East 96th Street, Indianapolis, IN 46240, (317) 848-8710.

You should read the information in this prospectus together with the information in the documents incorporated by reference.

PA
NJ
MD
DE
IN
OH
WV
VA
KY
NC
TN
SC
MS
AL
GA
FL
New Markets Planned
for FY 2010 and FY 2011

hhgregg
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